WESTPORT FUEL SYSTEMS INC.
MANAGEMENT INFORMATION CIRCULAR
Annual General Meeting of Shareholders
May 6, 2019

Effective Date: March 19, 2019

Table of Contents

List of Figures

Chief Executive Officer Total Compensation	25
Named Executive Officer Total Compensation	25
Performance Graph	31
List of Tables

Board Meeting and Audit Committee Attendance	14
Committee Composition	18
Committee Meeting Frequency	18
Compensation Plans Using Common Shares	31
Director Awards: Vested/Earned Values	16
Director Compensation Summary	15
Management Incentive Plan Share-Based Awards	28
NEO Summary Compensation	27
NEO Incentive Plan Awards: Value Vested/Earned	28
Performance Table	31
Termination of Employment Following Change in Control	30
Termination of Employment Without Cause	30

Letter to Shareholders

Welcome to our Shareholder Meeting
Dear Fellow Shareholders,
It is our pleasure to invite you to attend the annual general meeting of Common Shareholders at 3400 One First Canadian Place, Toronto, ON, on Monday May 6, 2019 at 10:00 a.m. (Eastern Time). We look forward to the annual general meeting as it provides a valuable opportunity for directors and management to hear directly from you, our Shareholders, and address questions you may have.
In 2018 the company continued to build a sustainable path to profitability that delivers value to shareholders and our customers. With the first full commercial year of HPDI 2.0TM we saw our Transportation Group revenue increase by 18% compared to 2017 and three sustained quarters of positive adjusted EBITDA resulting in achieving a historical adjusted EBITDA improvement.
The board continues to be pleased with progress made in the business with the signing a second OEM customer for HPDI and the Cummins Westport joint venture continuing to generate above expected returns. We also realize we have work ahead of us to strengthen our industry leading position, our extensive product portfolio of market ready solutions and global reach in an efficient manner.
In 2018 we began the process of searching for a successor to our CEO, looking for a leader who brings significant entrepreneurial experience combined with deep knowledge of the global OEM market crucial to Westport’s future growth as a world class global alternative fuels technology company. We were delighted to announce our new CEO, David M. Johnson’s appointment in early January this year. David is focused on ensuring we have the best leadership team in place to create significant long-term value for our shareholders.
During 2018 we revised our approach to executive compensation to place significant focus on EBITDA. We believe this is an important step for our company as we have reached commercialization of our HPDI 2.0TM technology.
We have a diverse board of directors, most of whom are independent. Together we have a broad set of skills including industry expertise, financial & capital markets knowledge and strong governance experience. We are focused on holding management accountable. In 2018 we reviewed our significant operations in Italy, refined our director onboarding process and spent a considerable amount of time engaging with management on the strategy for the company given the rapidly shifting emission reduction trends impacting the industry.
While market demand starts to build in the heavy-duty side of our business over the next few years, we recognize the need to reduce our structural costs at this time, which includes reducing the size of our board from 10 members to 8. As a result, Scott Mackie and Wade Nesmith will be stepping down as directors at our May 2019 annual general meeting. On behalf of the board I would like to thank them both for their many contributions over the past few years.
We thank you for your continued support and look forward to seeing you at the annual general meeting in Toronto.

Sincerely,
Brenda Eprile
Chair of the Board

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 1

Notice of Annual General Meeting of Shareholders

Notice of Annual General Meeting of Shareholders
To be held on May 6, 2019
To the Shareholders of Westport Fuel Systems Inc.
Notice is hereby given that the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport Fuel Systems Inc. ("Westport Fuel Systems") or (the "Corporation") will be held at 3400 One First Canadian Place, Toronto, ON, on Monday May 6, 2019 at 10:00 a.m. (Eastern Time). The purpose of the Meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited consolidated financial statements of Westport Fuel Systems for the year ended December 31, 2018, together with the auditors' report on those statements;

2.	the election of directors of Westport Fuel Systems for the next year;

3.	the appointment of auditors for Westport Fuel Systems for the next year and the authorization of the directors to set their remuneration
Shareholders are referred to the accompanying management information circular dated March 19, 2019 (the "Circular") for more detailed information with respect to the matters to be considered at the Meeting.
Individuals, corporations or other persons directly registered as Shareholders on the share register maintained by Computershare Trust Company of Canada ("Computershare") on March 19, 2019 ("Registered Shareholders") may attend the Meeting in person and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on March 19, 2019 ("Beneficial Shareholders") who wish to attend the Meeting and vote should strike out the current names on the proxy and enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker's agent) and return that proxy to their broker (or the broker's agent) in accordance with the instructions provided by their broker (or the broker's agent), well in advance of the Meeting. Registered and Beneficial Shareholders who do not wish to attend the Meeting or to vote their Common Shares in person may be represented by proxy.

A person appointed as proxyholder does not need to be a Shareholder of Westport Fuel Systems. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying instrument of proxy (the "Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular.
For Registered Shareholders, the Proxy, or other appropriate form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, fax numbers: 1-866-249-7775 (toll free North America), or 1-416-263-9524 (international) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. Registered Shareholders may also vote by telephone or over the internet as described in the accompanying Proxy. For Beneficial Shareholders, the instrument of proxy provided by your broker (or the broker's agent) can be mailed to Broadridge Financial Solutions, Inc. ("Broadridge") at the address set forth on such instrument of proxy or, alternatively, a Beneficial Owner can call Broadridge's toll-free telephone line to vote: 1-800-474-7493, or access Broadridge's dedicated voting website at www.proxyvote.com.
Only persons registered as holders of Common Shares on the records of Westport Fuel Systems as of the close of business on March 19, 2019, are entitled to receive notice of the Meeting.
Dated as of the 19th day of March, 2019.            By the order of the Board of Directors
Jim MacCallum                        Acting Chief Financial Officer

2 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 1: Voting

Section 1: Voting
Solicitation of Proxies
This management information circular (the "Circular") is furnished in connection with the solicitation by the management of Westport Fuel Systems Inc. ("Westport Fuel Systems" or the "Corporation") of proxies to be used at the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport Fuel Systems. This Meeting is to be held at 3400 One First Canadian Place, Toronto, ON, on Monday, May 6, 2019 at 10:00 a.m. (Eastern Time) for the purposes set forth in the accompanying notice of meeting (the "Notice"). Solicitation of proxies will be primarily by mail but may also be by way of telephone, facsimile or oral communication by the directors, officers, or regular employees of Westport Fuel Systems, at no additional compensation to them.
The costs of the solicitation of proxies will be borne by Westport Fuel Systems.
Appointment of Proxyholders and Revocation of Proxies
An instrument of proxy (the "Proxy") accompanies this Circular. The persons named in the Proxy are an officer of Westport Fuel Systems and Westport Fuel Systems external legal counsel, who is expected to act as secretary for purposes of the Meeting. A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent him or her or it at the Meeting. To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of his/her/its appointee in the blank space provided. Alternatively, a Shareholder may complete a Proxy in an appropriate written form of his/her/its own choosing ("Alternative Form of Proxy"). The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: (1-866-249-7775 toll free North America), or 1-416-263-9524 (international)) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.
A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by his/her/its duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation.
The document revoking any such Proxy or Alternative Form of Proxy must be deposited either:

i.	at the registered office of Westport Fuel Systems (being Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any

time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the Proxy or Alternative Form of Proxy is to be used; or

ii.	with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting.
In addition, a Proxy or Alternative Form of Proxy may be revoked:

i.
by the Shareholder personally attending at the Meeting and voting the securities represented by the Proxy, or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or

ii.	in any other manner permitted by law.
Exercise of Discretion             by Proxyholders
The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder appointing them. If a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the person named in the Proxy will vote the Common Shares in respect of which they are appointed accordingly. In the absence of such specification, the proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; and (ii) the appointment of auditors, at such remuneration as may be determined by the board of directors of Westport Fuels Systems (the "Board of Directors" or the "Board") as set forth in this Circular. The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting. As of the date of this Circular, the management of Westport Fuel Systems knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.
Signing of Proxy
A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate his or her capacity (following his or her signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport Fuel Systems or Computershare).

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 3

Section 1: Voting | Communication Process for Proxy-related Materials

Communication Process for Proxy-Related Materials
Westport Fuel Systems uses the notice-and-access process as its method of communication with beneficial Shareholders for shareholder voting and proxy-related materials.
Notwithstanding the notice-and-access process, the Business Corporations Act (Alberta) ("ABCA") requires Westport Fuel Systems to deliver a written copy of the annual financial statements to registered Shareholders unless such registered Shareholders provide Westport Fuel Systems with written consent to electronic delivery.
Broadridge Financial Solutions, Inc. ("Broadridge") is the approved intermediary for mailing proxy-related materials to beneficial Shareholders (both objecting and non-objecting). Computershare, Westport Fuel Systems transfer agent, is the approved intermediary for mailing proxy related materials to registered Shareholders.
The notice-and-access method is consistent with the Corporation's sustainability objectives to reduce environmental impact and allows Westport Fuel Systems to significantly reduce costs associated with printing and mail delivery.
Voting of Common Shares
General
As at March 19, 2019, there were 133,491,669 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders. Only persons registered as Shareholders on the share register maintained by Computershare ("Registered Shareholders") as of the close of business on March 19, 2019 (the "Record Date") are entitled to receive notice of and to vote at the Meeting. Shareholders who do not hold Common Shares in their own name on the share register maintained by Computershare ("Beneficial Shareholders") are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares" immediately below for details regarding how they may exercise their voting rights. Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than ten days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have his/her/its name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.

Advice to Beneficial Holders     of Common Shares
The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the share register maintained by Computershare as the registered holders of Common Shares as of the Record Date can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's own name on the share register maintained by Computershare. Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.
Applicable regulatory policies require brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by his/her/its broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.

4 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 1: Voting | Voting of Common Shares

A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the voting instruction form provided by Broadridge) well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should cross out the names currently on the provided form of proxy, enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or broker's agent) well in advance of the Meeting.
Beneficial Shareholders fall into two categories - those who object to their identity being made known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs"). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.
These proxy-related materials are being sent to Registered Shareholders and, through use of the notice-and-access process, to Beneficial Shareholders. Beneficial Shareholders will receive these proxy-related materials through the use of the notice-and-access process (see "Communication Process for Proxy-Related Materials").
The Corporation's OBOs can expect to receive their materials related to the Meeting through use of the notice-and-access process with a notice describing how to access such materials being delivered from Broadridge or their brokers or their broker's agents as set out above.
Principal Holders                 of Common Shares
To the knowledge of the directions and the executive officers of Westport Fuel Systems, as at March 19, 2019, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, KGD 2012 Trust, MMD 2012 Trust, Douglas Family Trust, James E. Douglas III and

Douglas Irrevocable Descendants Trust (collectively, the "Douglas Group"), beneficially owns, or controls or directs, directly or indirectly, 18,562,308 common shares, representing approximately 13.9% of the issued and outstanding Common Shares.
To the knowledge of the directors and the executive officers of Westport Fuel Systems, as of the effective date of this Circular, there are no other persons who beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding Common Shares.
Matters to Be Acted Upon

1.	Receipt of 2018 Financial Statements
Westport Fuel Systems financial statements for the fiscal year ended December 31, 2018, will be forwarded to Registered Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with requirements of the ABCA being met with advanced circulation of such financial statements. If any Shareholders have questions respecting such financial statements, questions may be brought forward at the Meeting.

2.	Election of Directors
In 2018, Westport Fuel Systems elected ten directors. The Board of Directors has fixed the number of directors to be nominated at the Meeting at eight. Each director will be elected individually and not as a slate. All of the current nominees, with the exception of David M. Johnson were elected as directors by the Shareholders at the annual general and special meeting of Shareholders on May 7, 2018. Mr. Johnson was appointed Chief Executive Officer and was appointed to the Corporation’s Board effective January 14, 2019. Mr. Yu is a nominee of Cartesian Capital Group ("Cartesian") who has been nominated as a director pursuant to an Investment Agreement between Westport and Cartesian dated January 11, 2016, as amended. Mr. Nunn is a nominee of Mr. Kevin Douglas pursuant to the terms of a nomination agreement between Westport Fuel Systems and certain entities affiliated with Mr. Douglas dated March 17, 2016. All of the proposed nominees are currently directors of the Corporation and have agreed to serve as directors if elected. Each director elected will hold office until the next annual general meeting of Shareholders or until his or her successor is duly appointed, unless his or her office is vacated earlier in accordance with the by-laws of Westport Fuel Systems or applicable law.
Unless otherwise directed, the persons named in the Proxy intend to vote in favor of the election, as directors of Westport Fuel Systems, of the nominees whose names are set forth in this Circular in Section 2: Board of Directors.

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 5

Section 1: Voting | Matters to be Acted Upon

MAJORITY VOTING POLICY
The Board of Directors has adopted a majority voting policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall immediately submit his or her resignation to the Chairman of the Board of Directors who will provide notice of such resignation to the Nominating and Corporate Governance ("NCG") Committee of the Board of Directors for consideration promptly following the Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The NCG Committee shall consider the resignation and shall provide a recommendation with respect to such resignation to the Board of Directors within 45 days of the applicable meeting of Shareholders. In considering whether or not to accept the offer of resignation, the NCG Committee will consider all information and factors deemed relevant, including any stated reasons why Shareholders "withheld" votes from the election of the director, the length of service and the qualification of the director, the director's contribution to Westport Fuel Systems, the effect such resignation may have on Westport Fuel Systems ability to comply with applicable governance rules and policies and the dynamic of the Board of Directors. The Board of Directors will consider the recommendation of the NCG Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued by Westport Fuel Systems announcing the Board of Director's determination. In considering whether or not to accept the offer of resignation, the Board of Directors will consider the information and factors considered by the NCG Committee and such additional information and factors deemed relevant by the Board of Directors. It is expected that the Board will only determine not to accept the offer of resignation in exceptional circumstances or where the acceptance of such resignation would be reasonably expected to have a material detrimental effect on the Corporation. A director who tenders his or her resignation will not participate in any meetings of the NCG Committee (if he or she is a member thereof) or the Board of Directors to consider whether the resignation shall be accepted.
Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.
3. Appointment of Auditors
KPMG LLP was nominated and subsequently elected and appointed as the auditor of the Corporation effective September 30, 2015. Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that KPMG LLP be nominated for appointment as independent auditor for the current fiscal year.
Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British

Columbia, as auditor of the Corporation to hold office for the ensuing year at remuneration to be set by the Board of Directors.
APPROVAL REQUIREMENTS
In order to be effective, the foregoing resolution must be approved by a majority of the votes cast by Shareholders, present in person or by proxy at the Meeting.
Interest of Certain Persons or Companies in Matters    to be Acted Upon
Except as otherwise set forth herein, management of Westport Fuel Systems is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director, any executive officer or anyone who has held office as such since January 1, 2018, any proposed nominee for election as director, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.
Currency and Nomenclature in this Management Information Circular
Unless otherwise specified, all currency amounts are stated in United States dollars. All references to “dollars”, “$” or “US$” are United States dollars, and all references to “C$” or “CDN$” are Canadian Dollars.
Unless otherwise stated, references to "we", "us", "our", "Westport Fuel Systems" or the Corporation are to Westport Fuel Systems Inc. and all of its wholly-owned and majority-owned subsidiaries.

6 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board Of Directors

Section 2: Board of Directors
Nomination of Directors
To identify new candidates for nomination to the Board of Directors, the Board of Directors has appointed the NCG Committee whose responsibilities are described below under the heading "Nominating and Corporate Governance Committee".
Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to Westport Fuel Systems and the ability to devote the time required and a willingness to serve as a director.
Westport Fuel Systems has not established strict term limits for members of its Board of Directors, however Westport Fuel Systems is, and has historically been, committed to renewing, on a measured basis, the Board of Directors. A review and assessment of Westport Fuel Systems Board of Directors is conducted annually and Westport Fuel Systems periodically reviews and rotates both Board Chair and committee Chair succession in an effort to ensure a diversity of views.
Nominees for Election to the Board
The following tables and accompanying notes set forth the names and locations of residence of all persons proposed to be nominated for election as directors, the positions with Westport Fuel Systems now held by them, their principal occupations or employment for the preceding five years, the dates on which they became directors of Westport Fuel Systems and the number of common shares and restricted share units or performance share units (collectively, "Share Units" or "Units") of Westport Fuel Systems owned by them or over which they exercised control or direction as at the Record Date.

Brenda J. Eprile	CHAIR
Citizenship: Canada

Brenda J. Eprile (64) was appointed as Chair of Westport Fuel Systems' Board of Directors in February of 2017. Ms. Eprile joined the Board of Directors in October 2013. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1985 to 1997, Ms Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. Ms. Eprile is a Fellow Certified Professional Accountant (FCPA), and holds the ICD.D designation. She has a MBA from Schulich School of Business, York University. She is the former chair of the board of Home Capital Group, a TSX listed company and led the board through a severe liquidity crisis in April 2017. She was recently appointed to the board of Olympia Trust Company, a Canadian-based financial institution.

Resides in: Toronto, ON, Canada
Director since: October 2013
Common Shares: 82,000
Share Units: 97,242
Principal Occupation for Last 5 years: Corporate Director. Committee Membership: Audit Committee, Human Resources and Compensation Committee

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 7

Section 2: Board of Directors | Nominees for Election to the Board

Michele J. Buchignani	DIRECTOR
Citizenship: Canada

Michele J. Buchignani (55) was appointed a member of the Westport Fuel Systems Board in March of 2018. Ms. Buchignani brings experience as a strategic business leader with extensive senior level experience in law, finance, private equity, strategy, governance and compensation. Ms. Buchignani is currently Chief Executive Officer of McLean Drive Consulting Ltd., a consulting firm to private equity owned and growth companies and also serves as Managing Partner of McLane Drive Holdings LP., a U.S. real estate holding company. Ms. Buchignani also sits on the board of directors of Copper Mountain Mining Corporation, a TSX listed company. Previously, Ms. Buchignani held executive positions including as a Director with Teachers’ Private Capital, the private equity arm of the Ontario Teachers’ Pension Plan in Toronto from 2005 to 2009; Managing Director and Head of the Private Equity Funds Group at CIBC Capital Partners in Toronto and New York from 1999 to 2003; and Managing Director and Canadian General Counsel for CIBC World Markets from 1996 to 1999. From 1989 to 1996, she practiced corporate law in Toronto and London at Stikeman Elliott and was elected as a partner in 1995. Ms. Buchignani holds the ICD.D designation from the Institute of Corporate Directors. She serves in board and advisory positions with several corporate and not-for-profit organizations including CAI Capital Partners V L.P. (formerly Firethorn Capital Partners, L.P.), White House Design Company Inc., and The Fraser Institute. Ms. Buchignani holds a Bachelor of Arts degree with Honours in English from the University of British Columbia and a JD from the University of Toronto. She also completed the Stanford Executive Program at the Graduate School of Business at Stanford University.

Resides in: Vancouver, BC, Canada
Director since: March 2018
Common Shares: -
Share Units: 23,897

Principal Occupation for Last 5 years:

Corporate Director; Chief Executive Officer of McLean Drive Consulting Ltd since 2010; Managing Partner of McLane Drive Holdings LP since 2012.

Committee Membership:

Audit Committee, Human Resources and Compensation Committee.

Daniel M. Hancock	DIRECTOR
Citizenship: U.S.

Daniel M. Hancock (68) was appointed to the Board in July 2017, having previously joined the Company's Advisory Board in March of 2017. Mr. Hancock is currently President of DMH Strategic Consulting LLC and also serves on the board of directors of Cryoport Systems, Inc., a U.S. headquartered company listed on the NASDAQ. Mr. Hancock retired from General Motors ("GM") in 2011, after 43 years of service in GM's powertrain engineering and general management functions. His last position with GM was Vice President, Global Strategic Product Alliances. During this period he served as Chairman of GM's DMAX and VM Motori diesel engine joint ventures with Isuzu and Fiat, respectively. Mr. Hancock's previous appointments at GM included: Vice President, Global Powertrain Engineering; CEO, Fiat-GM Powertrain; and President, Allison Transmission Division. He now serves in board and advisory positions with several organizations focusing on new powertrain technologies and STEM (Science, Technology, Engineering, and Mathematics) education. He was President of SAE International in 2014 and is a member of the National Academy of Engineering. He received a master's degree in mechanical engineering from Massachusetts Institute of Technology and a bachelor's degree also in mechanical engineering from General Motors Institute (now Kettering University), Michigan.

Resides in: Indianapolis, IN, U.S.A.
Director since: July 2017
Common Shares: -
Share Units: 47,194

Principal Occupation for Last 5 years:

President of DMH Strategic Consulting since 2011.

Committee Membership:

Human Resources and Compensation Committee (Chair), Nominating and Corporate Governance Committee.

8 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors | Nominees for Election to the Board

Anthony (Tony) Harris	DIRECTOR
Citizenship: U.S.

Anthony ("Tony") Harris (65), was appointed to the Board in June of 2016. Since 2006, Mr. Harris has served as president and CEO of Campbell/Harris Security Equipment Company ("CSECO"), a manufacturer of contraband, explosives, and "dirty bomb" detection equipment. Prior to its acquisition of CSECO, he had served as Vice President of Marketing for Calpine Corporation since 2001, where he was responsible for brand management, marketing strategy development and execution, new product development, advertising and sales training. From 1997 to 1999, Mr. Harris was with PG&E Energy Services, where he served as Vice President of National Account Services and Western Region sales. From 1992 to 1997 he was with Pacific Gas and Electric Company where he served as Director of Alternative Fuel Vehicles, Division Manager, Vice President of Marketing and Sales, and President of Standard Pacific Gas Line, Inc., respectively. Mr. Harris worked at Ford Motor Company as a Production Supervisor from 1979 to 1981, at Ford Aerospace and Communications Corporation as a Program Manager from 1981 to 1986, at Anaheim Lincoln Mercury as a General Manager from 1986 to 1987 and at Sonoma Ford Lincoln/Mercury as President & CEO from 1987 to 1992. Mr. Harris holds a Bachelor of Science in mechanical engineering from Purdue University and an MBA from the Harvard Graduate School of Business. He was named a Purdue Outstanding Mechanical Engineer in 1999, a Distinguished Engineering Alumnus in 2008 and awarded an honorary Doctor of Engineering degree from Purdue in 2013. Mr. Harris is a founder of the National Society of Black Engineers and currently serves as Chair of its National Advisory Board.

Resides in: Alameda, CA, U.S.A.
Director since: June 2016
Common Shares: 30,190
Share Units: 44,209

Principal Occupation for Last 5 years:

President and CEO of Campbell/Harris Security Equipment Company since 2006.

Committee Membership:

Audit Committee, Nominating and Corporate Governance Committee (Chair).

David M. Johnson	DIRECTOR
Citizenship: U.S.

David M. Johnson (52), was appointed Chief Executive Officer in January 2019 and is a member of the Westport Fuel Systems Board of Directors. Mr. Johnson is an industry veteran with more than 25 years of experience leading engine and vehicle development for automotive and commercial vehicle industries around the world. Prior to his appointment, Mr. Johnson served for ten years as President and Chief Executive Officer of Achates Power Inc. leading technical, commercial and corporate development to establish the organization as a leading developer of opposed-piston engines. Mr. Johnson’s distinguished career began in 1990 with Ford Motor Company in Truck Powertrain Planning. He subsequently held a variety of roles in engineering, product planning, program management, and strategic development with increasing responsibility. Since then Mr. Johnson has served in a variety of roles with leading automotive companies including senior roles at Navistar and General Motors. Mr. Johnson combines deep technical expertise with a decades-long career in international markets. He earned a Master of Business Administration and a Bachelor of Science in Mechanical Engineering from Cornell University.

Resides in: Scottsdale, AZ, U.S.A.
Director since: January 2019
Common Shares: -
Share Units: -
Principal Occupation for Last 5 years: Chief Executive Officer of Westport Fuel Systems since January of 2019; Chief Executive Officer for Achates Power Inc. from 2008 to 2018.

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 9

Section 2: Board of Directors | Nominees for Election to the Board

Colin S. Johnston	DIRECTOR
Citizenship: UK

Colin S. Johnston (64), was appointed director in June of 2016. He currently serves as Chairman of the Audit Committee and as a member of the Human Resources and Compensation Committee. Mr. Johnston served as a director of Fuel Systems Solutions Inc. from May 2014 to May 2016. Since 2013, Mr. Johnston has also been chairman of the statutory audit committee of CLN group, a global automotive component supplier headquartered in Italy. Prior to that Mr. Johnston worked for over 35 years in the international accounting profession, including 22 years as a partner in Arthur Andersen, then Deloitte & Touche in Italy through 2012. Mr. Johnston has extensive experience in auditing, accounting, financial reporting, internal control and governance for multinational corporations, primarily in the manufacturing sector (in the automotive, aerospace, consumer products and textile industries). While in professional practice, he worked as lead client service partner for major public and private Italian groups, including foreign registrants with the SEC, as well as for Italian subsidiaries of US groups. Mr. Johnston is a graduate of Oxford University, a UK chartered accountant, and a registered statutory auditor in Italy.

Resides in: Turin, Italy
Director since: June 2016
Common Shares: 102,648
Share Units: 44,209

Principal Occupation for Last 5 years:

Self-employed consultant, statutory auditor and non-executive director. Retired from Deloitte & Touche Italy in 2012.

Committee Membership:

Audit Committee (Chair), Human Resources and Compensation Committee.

Rodney (Rod) Nunn	DIRECTOR
Citizenship: Canada

Rodney Nunn (75), joined the Board of Directors in March 2016. Mr. Nunn served as President and Chief Executive Officer of KSR International Co. from 1976 to 2011 and from November 2015 until present. KSR is an industry leader in the design, engineering and manufacture of an array of automotive products, including sensors, electronic throttle controls, steering system control modules, MOSFET power modules and adjustable & fixed pedals. KSR's production facilities are strategically located globally on four continents. KSR is a vertically integrated manufacturing company located near its customers to provide quick response, cost containment and local expertise. Executive and engineering offices are headquartered in Ridgetown, Ontario (Canada) and sales are in Southfield, Michigan, USA. Rod graduated from Technical College in England in 1963 with a U.E.I. and City of Guilds Certificate in Industrial Engineering.

Resides in: Chatham, ON, Canada
Director since: March 2016
Common Shares: -
Share Units: 135,950

Principal Occupation for Last 5 years:

President and Chief Executive Officer of KSR International Co.

Committee Membership:

Human Resources and Compensation Committee, Nominating and Corporate Governance Committee.

10 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors | Nominees for Election to the Board

Peter Yu	DIRECTOR
Citizenship: U.S.

Peter Yu (57), joined the Board of Directors in January 2016. Mr. Yu is Founder and Managing Partner of Cartesian, a global private equity firm with more than $2.5 billion under management. Prior to founding Cartesian, Mr. Yu founded and served as President and Chief Executive Officer of AIG Capital Partners. He built AIG Capital Partners into a leading global private equity firm with $4.5 billion under management. Over his career, Mr. Yu has initiated, negotiated and executed numerous innovative and successful investments across a wide range of industries and geographies. He has served as a director and advisor to more than two dozen industry-leading companies. Prior to founding AIG Capital Partners, Mr. Yu served President Bill Clinton as Director to the National Economic Council in the White House. In that capacity, he managed a number of domestic and international economic policy initiatives and priorities. Mr. Yu graduated magna cum laude from Harvard Law School, where he served as President of the Harvard Law Review. Mr. Yu served as a law clerk to Justice John Paul Stevens of the United States Supreme Court and to Chief Judge Patricia Wald of the U.S. Court of Appeals for the D.C. Circuit. Mr. Yu received his B.A. degree from the Woodrow Wilson School at Princeton University.

Resides in: New York City, NY, U.S.A.
Director since: January 2016
Common Shares: -
Share Units: -
Principal Occupation for Last 5 years: Founder and Managing Partner of Cartesian Capital Group since 2006.
Notes:

1.
The number of Common Shares, Options and Units (as subsequently defined) beneficially owned or controlled are provided as at March 19, 2019. The information as to these numbers, not being within the knowledge of Westport Fuel Systems, has been furnished by the respective nominees. The number of Common Shares held by directors vary in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.

2.	Certain of such Units are subject to a performance factor and may result in the issuance of more (up to 150%) or less (down to 50%) Common Shares then represented by the number of Units.
Westport Fuel Systems has a compensation policy for its non-management directors of primarily compensating such directors with an annual retainer payment and equity-based compensation. See information in this Circular under the heading "Director Compensation".

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 11

Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors

Mandate and Charter of the Board of Directors
In general terms, the Board of Directors is responsible for the overall stewardship of Westport Fuel Systems and is charged with overseeing the management of the business and affairs of Westport Fuel Systems pursuant to its bylaws and applicable law and, together with executive management, pursuing the creation of long term shareholder value.
Each director and officer of Westport Fuel Systems, in exercising his or her powers and discharging his or her duties, is required by law to:

i.	act honestly and in good faith with a view to the best interests of Westport Fuel Systems; and

ii.	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board of Directors conducts its business under the guidance of the Westport Fuel Systems Board of Directors Charter (the "Charter"), which is attached as Schedule "A" to this Circular. The Charter is reviewed every year and is updated in accordance with new regulation and new governance practices. The Charter also works in conjunction with the various charters of the committees of the Board of Directors (collectively, the "Committees") and with the various position descriptions of the Board and executive management. All of these documents can be found on our website at wfsinc.com/investors/corporate-governance.
Pursuant to the Charter, the Board of Directors has a number of core responsibilities, including developing and fostering appropriate corporate culture, executive leadership and oversight, corporate communications, corporate governance, overseeing long-term strategic planning, approving an annual operating plan and budget, reviewing material financing activities, reviewing and approving material transactions, including acquisitions or divestitures, and establishing and overseeing Westport Fuel Systems risk assessment and internal controls processes.
Structure & Composition     of the Board & Election        of Directors
The NCG Committee has the responsibility of recommending the size of the Board of Directors. Currently the Board of Directors consists of ten directors. The NCG Committee has recommended that the number of directors to be nominated at the Meeting be fixed at eight. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors in order to effectively fulfill its mission. To that end, the NCG Committee annually reviews the composition of the Board of Directors and individual director contributions, as well as potential candidates for election as Westport Fuel Systems directors, and recommends directors for election by Shareholders.
Directors are individually nominated and elected annually at Westport Fuel Systems Shareholder meetings. There are no term limits for directors since the directors are subject to an election by Shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated director will immediately submit his or her resignation to the Board Chair in accordance with Westport Fuel Systems Majority Voting Policy.
Changes to Composition of Board
2018
On March 16, 2018, Michele J. Buchignani previously a member of Westport Fuel Systems Advisory Board, was appointed to the Corporation’s Board of Directors.
2019
On January 15, 2019, it was announced Nancy Gougarty stepped down as Chief Executive Officer and from the Board of Directors. The Corporation entered into a retirement agreement dated January 14, 2019 with Ms. Gougarty in connection with her retirement. See the "Section 4: Compensation of Executive Officers".
On January 15, 2019, it was announced that David M. Johnson was appointed Chief Executive Officer and appointed to the Corporation's Board of Directors to fill the vacancy created by Ms. Gougarty's retirement.
Duties of Directors
The fundamental responsibility of the directors is to promote the long-term best interests of Westport Fuel Systems, rather than the interests of any individual shareholders, employees, creditors or other stakeholders, except in exceptional circumstances and with full transparency and disclosure.
All directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices.
Board Leadership
The Board Chair sits at the intersection between the Board of Directors and executive management and, although the Board Chair is also a director and shares all of the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities:

12 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors

•	He or she will preside at all meetings of the Board of Directors and at meetings of Shareholders, or delegate a substitute chair if necessary.

•
Together with the Chief Executive Officer, he or she will represent the Board of Directors in discussions with third parties, including Westport Fuel Systems shareholders and other stakeholders as well as business partners, suppliers, regulators and professional advisors of all kinds.

•
The Board Chair works with the chair of each of the Committees of the Board to build strong and effective Committees and develops and oversees an effective annual performance review process to improve Board of Directors and the performance of the Committees.

•	He or she will often lead special projects or take on special assignments from the Board of Directors.

•
He or she is responsible for ensuring that the Board of Directors, in fact, operates independently from management and, for example, will ensure in camera sessions of independent directors will be held at each meeting of the Board of Directors.

The Board Chair is elected annually by the independent directors following the annual shareholder meeting.
Board Independence             and Effectiveness
Westport Fuel Systems believes an effective Board of Directors necessarily has a high degree of independence from management and, although a working culture of trust and collaboration must exist with executive management in order for Westport Fuel Systems to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of Westport Fuel Systems and its Shareholders. To that end, the Board of Directors has adopted several organizational principles:

•
The Board of Directors must have a majority of independent directors. Today, all directors except Mr. Johnson, who is the Chief Executive Officer and Mr. Yu, who is a nominee of Cartesian which holds various investments in Westport Fuel Systems, are considered to be independent within the meaning of National Policy 58-101 - Corporate Governance Disclosure ("NI 58-101") and the listing rules of the NASDAQ Stock Market (the "NASDAQ").

•	The Chair of the Board of Directors, Ms. Eprile, is considered independent within the meaning of NI 58-101 and the listing rules of the NASDAQ.

•
The Board of Directors has formed three standing Committees and delegated specific responsibilities to each Committee. Each Committee operates under a charter, and has a Chair responsible for leadership and overall operation of the Committee. The standing committees are: the Audit Committee, the Human Resources and Compensation

Committee (the "HRC Committee") and the NCG Committee (the "Standing Committees").

•	The Audit Chair, the NCG Chair and the HRC Chair will only be held by independent directors and all members of these Committees will be independent directors.

•
The Board may form special committees and delegate specific responsibilities to them to address extraordinary matters. In 2018, the Board also had one such special committee (the “Special Committee”) that worked closely with management to develop engagement and understanding of key potential strategic transactions and projects with the Corporation during the year.

•	At every Board meeting, time is set aside for discussion among the independent directors after management has been dismissed.

•	The Board has also formed an Advisory Board to provide incremental specialist knowledge and insight from highly qualified individuals who will be available throughout the year to advise the directors.
Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the Chief Executive Officer and Board Chair, who will then bring recommendations to the full Board of Directors for approval. These functions include:

a.	revising the Charter from time to time;

b.	developing a position description for the Board Chair (and Lead Director, if the Board Chair is not an independent director) and the Chairs of each Committee; and

c.	developing a position description for the Chief Executive Officer, as well as indicators to measure the Chief Executive Officer's performance.
Position Descriptions
Position Description for the Board Chair and Committee Chairs
The Board of Directors has established written descriptions of the positions of the Board Chair and a general position description for the chair of the Committees. A copy is posted and available on the Westport Fuel Systems website at wfsinc.com/investors/corporate-governance.
Position Description for            Chief Executive Officer
The Board of Directors has adopted a written position description for the Chief Executive Officer, a copy of which is posted and

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 13

Section 2: Board of Directors | Position Descriptions

available on the Corporation's website at wfsinc.com/investors/corporate-governance.
Orientation & Continuing Education
The Corporation's orientation program includes meetings with the Board Chair to better understand the role of the Board of Directors, its Committees and its directors, and with executive officers to understand the nature and operations of the Corporation's business. New members of the Board of Directors are also provided with copies of the Charter and charters of the Committees, the most recent strategic plan and other pertinent information. Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to the Corporation. Westport Fuel Systems encourages its directors to undertake additional continuing education and makes funds available for such continuing education.
In 2018, with the support of Egon Zehnder, the Board completed two Board effectiveness workshops to gain valuable shared insight into the operation of the Board and ways to improve its processes, relationships and composition. One of the key outcomes resulted in Director site visits to primary operating locations allowing review of the operations first hand and to hear information provided on broad market and industry overviews, market positioning, technology landscape and longer-term product strategy.
Additionally in 2018, the Board of Directors completed in person training with regards to the Corporation's Anti-Corruption and Prevention of Bribery Principles policy (the “Anti-Bribery and Corruption Principles”) that sets out our commitment to full compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”) and with, the U.S. Foreign Corrupt Practices Act (“FCPA”). This policy supplements our Code of Conduct (“the Code”) and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Prior to the introduction of these principles in 2018, the key attributes had been incorporated directly into the Code. The policy is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
Meetings of the BOD
The Board of Directors meets as necessary during the year. Quorum for Board of Directors meetings requires a majority of the Board of Directors members to be in attendance, including at least 25% participating resident Canadian directors.
The Board of Directors had thirteen meetings in the Corporation's 2018 fiscal year, six times in person and seven times by telephone conference call. As of March 19, 2019, the Board of Directors has met two times in person and two times by telephone conference call. At every meeting, time was set aside for independent directors to meet without management present to discuss any procedural or substantive issues.

The Audit Committee meets at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management's discussion and analysis ("MD&A") and related filings. The HRC Committee meets at least twice annually.
The following table reflects the attendance of each of the directors for the year ended December 31, 2018 for meetings of the Board of Directors and the Audit Committee for the period of 2018 during which they served on the Board of Directors. The table also reflects attendance for 2019 meetings as of March 19, 2019.

BOARD MEETING AND AUDIT COMMITTEE ATTENDANCE
Name	Year	In Person Board of Directors	Telephonic (1)	Audit Committee (2)	In Person Attend Rate
Current Directors
Brenda J. Eprile	2018	6 of 6 = 100%	7 of 7 = 100%	13 of 13 = 100%	100%
	2019	2 of 2 = 100%	2 of 2 = 100%	4 of 4 = 100%	100%
Michele Buchignani (3) Joined Mar.16, 2018	2018	5 of 5 = 100%	4 of 4 =100%	10 of 10 = 100%	100%
	2019	2 of 2= 100%	2 of 2 = 100%	4 of 4 = 100%	100%
Nancy Gougarty(4) Retired Jan.14 2019	2018	6 of 6 = 100%	5 of 5 = 100%	—	100%
	2019	—	—	—	—
Daniel Hancock	2018	6 of 6 = 100%	6 of 7 = 86%	—	100%
	2019	2 of 2 = 100%	2 of 2 = 100%	—	100%
Anthony Harris	2018	6 of 6 = 100%	5 of 7 = 71%	10 of 13 = 77%	100%
	2019	2 of 2 = 100%	2 of 2 = 100%	3 of 4 = 75%	100%
David Johnson(5) Joined Jan.15, 2019	2018	—	—	—	—
	2019	2 of 2 = 100%	1 of 1 = 100%	—	100%
Colin Johnston	2018	6 of 6 = 100%	7 of 7 = 100%	13 of 13 = 100%	100%
	2019	2 of 2 = 100%	2 of 2 = 100%	4 of 4 = 100%	100%
Scott Mackie	2018	6 of 6 = 100%	7 of 7 = 100%	13 of 13 = 100%	100%
	2019	2 of 2 = 100%	2 of 2 = 100%	3 of 4 = 75%	100%
Wade Nesmith	2018	6 of 6 = 100%	7 of 7 = 100%	13 of 13 = 100%	100%
	2019	2 of 2 = 100%	1 of 2 = 50%	3 of 4 = 75%	100%
Rodney T. Nunn	2018	0 of 6 = 0%	5 of 7 = 71%	—	0%
	2019	0 of 2 = 0%	2 of 2 = 100%	—	0%
Peter M. Yu (6)(7)	2018	5 of 6 = 83%	3 of 6= 50%	—	83%
	2019	2 of 2 = 100%	0 of 2 = 0%	—	100%

1.
Board telephonic meetings are typically for informational updates or for decisions that require immediate action, so advanced scheduling may not allow every director to participate in all meetings. Directors are expected to attend scheduled in-person meetings.

2.	Board meetings were held as necessary to approve the financial statements immediately after the Audit Committee meetings. Attendance for only Audit Committee members are shown.

3.	Ms. Buchignani joined the Board of Directors as of March 16, 2018. Any meetings ahead of this time are excluded from her total number

14 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors | Meetings of the Board of Directors

of meetings eligible for attendance and percentage attendance rate calculation.

4.
Ms. Gougarty abstained from attending certain meetings due to a possible conflict of interest or lack of impartiality.  These meetings are excluded from her total number of meetings eligible for attendance and percentage attendance rate calculation.

5.
Mr. Johnson joined the Board of Directors as of January 14, 2019. Any meetings ahead of this time are excluded from his total number of meetings eligible for attendance and percentage attendance rate calculation.

6.
Mr. Yu abstained from attending certain meetings due to a possible conflict of interest or lack of impartiality. These meetings are excluded from his total number of meetings eligible for attendance and percentage attendance rate calculation.

7.	Mr. Yu was not available in-person for the two board meetings in 2019 but did participate in the meeting by telephone.
Director Compensation
The Board of Directors annually reviews and approves director compensation that recognizes the directors' time commitments and compensation to ensure compensation is in line with other directors of comparable companies.
Between the 2018 Annual General and Special Meeting and the 2019 Annual General Meeting, non-management directors including the Board Chair were paid a base annualized cash board retainer of $50,000 for services rather than a fee per meeting. Directors also received a fixed annual retainer for Standing Committee services rather than a fee per meeting. Members of the NCG Committee also received an additional retainer of $7,500, while the Chair of the NCG Committee received $15,000. Members of the HRC Committee received an additional retainer of $8,500, while the Chair of the HRC Committee received $15,000. Members of the Audit Committee received an additional retainer of $8,500, while the Chair of the Audit Committee received $20,000. Finally, members of the 2018 Special Committee received a fee of $1,000 per meeting, while the Chair of the Special Committee received a fee of $2,000 per meeting.
In 2018, the individual director equity retainer was valued at $65,000, except for the Board Chair. The Board Chair’s equity retainer was valued at $120,000 ($70,000 Board Chair equity retainer and $50,000 in lieu of Board Chair cash retainer). All equity retainers are granted as Restricted Share Units ("RSUs") vesting within the elected year of service. Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or Committee meetings.
2018 Director Compensation Summary Table
The following table sets forth all compensation (excluding expense reimbursement) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport Fuel Systems to the following individuals who were directors of Westport Fuel Systems during the 2018 fiscal year, excluding Ms. Gougarty who was a named executive officer ("NEO"), as defined in Form 51-102F6 - Statement of Executive Compensation ("Form 51-102F6"), at the time and received no compensation for her services as a director.
No share options ("Options") are granted to directors and there is no other non-equity incentive program.
The total aggregate compensation, including the date of grant value for all equity awards and all other compensation, earned by the directors during the fiscal year ended December 31, 2018 was $1,343,962.

DIRECTOR COMPENSATION
(figures in U.S. dollars)	Fees Earned	Share-Based Awards (1)	All Other (2)	Total
2018 Directors
Brenda J. Eprile	90,042	120,000	38,000	248,042
Michele J. Buchignani(3)	62,087	65,000	19,000	146,087
Daniel M. Hancock(4)	73,833	130,000	19,000	222,833
Anthony Harris	76,500	65,000	—	141,500
Colin Johnston	84,500	65,000	19,000	168,500
Scott Mackie	69,000	65,000	—	134,000
Wade Nesmith	68,000	65,000	19,000	152,000
Rodney T. Nunn	66,000	65,000	—	131,000
Peter M. Yu(5)	—	—	—	—

1.	This amount represents the accounting fair value determined at the time of grant.

2.	Represents compensation for meetings of the Special Committee.

3.	McLean Drive Consulting Ltd. received compensation within fiscal year 2018 as disclosed in the Additional Disclosure Relating to the Directors section below, of which Ms. Buchignani is the principle.

4.	During 2018 Mr. Hancock received RSU's in the amount of $65,000 for his 2017 service. The RSUs were not granted during 2017 due to Corporation blackouts.

5.	Mr. Yu is the Managing Partner of Cartesian, an investor in the Corporation, and does not receive board compensation for his services.
Incentive Plan Awards
The following table and notes thereto set out information concerning all share-based awards vested during the 2018 fiscal year and outstanding at December 31, 2018 for the following individuals who were directors of Westport Fuel Systems during the year ended December 31, 2018, excluding Ms. Gougarty who received no compensation for her service as a director.

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 15

Section 2: Board of Directors | Director Compensation

DIRECTOR AWARDS: VESTED/EARNED VALUES
(figures in Units or U.S. dollars)	Vested		Unvested
	Qty(1)	Market Value ($) (2)	Qty(3)	Market Value ($) (4)
2018 Directors
Brenda J. Eprile	75,184	194,517	22,058	29,337
Michele Buchignani	11,949	35,726	11,948	15,891
Daniel M. Hancock	23,897	71,452	23,897	31,783
Anthony Harris	32,261	84,882	11,948	15,891
Colin Johnston	32,261	84,882	11,948	15,891
Scott Mackie	32,261	84,882	11,948	15,891
Wade Nesmith	32,261	84,882	11,948	15,891
Rodney T. Nunn	32,261	84,882	11,948	15,891
Peter M. Yu	—	—	—	—

1.	Represents the number of Units that vested during the year.

2.	Represents the number of Units that vested during the year multiplied by the share price on the date of vesting.

3.	Represents the number of Units that remain unvested at December 31, 2018.

4.
This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2018 ($1.33). Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport Fuel Systems has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

Additional Disclosure Relating to the Directors
Other than as set out below, no proposed director:

a.
is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Westport Fuel Systems) that,

i.
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

b.
is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

c.
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

d.	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

e.	has been subject to, at any time, any penalties or sanctions imposed by,

i.	a court relating to securities legislation or a securities regulatory authority, or

ii.	a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
On February 9, 2017, Home Capital Group Inc. (“Home Capital”) received an enforcement notice from Staff of the Ontario Securities Commission (“OSC”) relating to its public disclosure in 2015. Ms. Eprile previously chaired the board of Home Capital Group, having joined as a director in May of 2016. On April 19, 2017, the OSC issued a Statement of Allegations and Notice of Hearing against Home Capital. On June 14, 2017, the Company announced that it had reached two settlement agreements which together comprised a global settlement with the OSC and with respect to the Class Action. The settlements were subject to the approval of the OSC and the court. Ms. Eprile ceased to serve as a board member of Home Capital on May 16, 2018.
During 2018, McLean Drive Consulting Ltd. of which Ms. Buchignani is Chief Executive Officer received C$74,950 for engagement of management consulting services supporting management with analysis and development of strategic plans.
Other Directorships
A number of members of the Board of Directors are presently also directors of other reporting issuers (or equivalent). Such other directorships are disclosed in the table under the heading "Nominees for Election to the Board".

16 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors | Additional Disclosure Relating to the Directors

Indebtedness of Directors         & Executive Officers
None of the directors, proposed directors, executive officers or employees of the Corporation, former directors, executive officers or employees of the Corporation at any time during the Corporation's last completed financial year, nor any of the associates of such persons are or have been indebted to the Corporation or any of its subsidiaries at any time since the beginning of the Corporation's most recent completed financial year. Furthermore, none of such persons were indebted to another entity where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
Interest of Informed Persons         in Material Transactions
Other than as described below or elsewhere in this Circular, no informed person of Westport Fuel Systems, any proposed person nominated for election as a director of Westport Fuel Systems, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction of Westport Fuel Systems since the commencement of the Corporation's most recent financial year, nor in any proposed transaction which has materially affected or would materially affect Westport Fuel Systems or any of its subsidiaries.

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 17

Section 3: Corporate Governance

Section 3:     Corporate Governance
Statement of Corporate Governance Practices
Westport Fuel Systems Commitment to Effective Corporate Governance: Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices.
Board of Directors Committees
Committee Composition
The Committees and their current members are set forth below:

COMMITTEE COMPOSITION
Standing Committees
	Audit	HRC	NCG
Brenda J. Eprile	x	x
Michele Buchignani	x	x
Daniel M. Hancock		x	x
Anthony Harris	x		x
David M. Johnson
Colin Johnston	x	x
Scott Mackie	x		x
Wade Nesmith	x		x
Rodney T. Nunn		x	x
Peter M. Yu
Members of the Corporation's management team are frequently invited to participate in meetings of the Committees in order to provide management insight and information for the benefit of Committee deliberations. Regular meetings of the Committees are held throughout the year as required. As a matter of practice, the Committees may, at their discretion, conduct any portion or all of their meetings without management representation to facilitate their independence of management. All members of the Board of Directors are invited to participate in Committee meetings regardless of whether they are members of the Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Committee. In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes. The number of meetings held by the standing Committees where only independent directors were in attendance in 2018 was 26: Audit (13 meetings), HRC (12 meetings) and NCG (3 meetings). The number of meetings held by the standing Committees during 2019 where only independent directors were in attendance, as of March 19, 2019 was: Audit (4 meetings), HRC (5 meetings) and NCG (1 meeting). Quorum for standing Committee meetings requires a majority of the Committee members to be in attendance. Audit Committee quorum is two members and one must be the Audit Committee Chair. For the HRC Committee and NCG Committee, quorum is a majority of the members thereof.
The number of times each Committee met during 2018 and 2019 (as of March 19, 2019) is set forth below:

COMMITTEE MEETING FREQUENCY
		Meeting In-Person	Meeting Telephonic	Total
Audit	2018	3	10	13
	2019	1	3	4
HRC	2018	5	7	12
	2019	2	3	5
NCG	2018	3	0	3
	2019	1	0	1
Changes to Composition of Standing Committees
The Board of Directors gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotation of chairmanship of the Committees.
2018
On March 16, 2018, Ms. Buchignani, previously a member of Westport Fuel Systems Advisory Board, was appointed to the Board of Directors and each of the Audit Committee and Human Resources and Compensation Committee.
On August 1, 2018, Dan Hancock was appointed as Chair of the Human Resources and Compensation Committee and Ms. Eprile ceased to serve in such role.
Committees Purpose & Responsibility
Much of the Board's business is conducted by the three standing Committees of the Board of Directors. A summary of the purpose and responsibilities of each Committee is as follows:

18 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 3: Corporate Governance | Board of Directors Committees

AUDIT COMMITTEE
The Audit Committee consists of entirely independent directors and is led by a director with financial expertise. The Audit Committee is responsible for overseeing the design and implementation of an effective system of internal control over financial reporting by Westport Fuel Systems management, including the internal audit function, and reviewing the work and performance of Westport Fuel Systems external auditors and providing oversight of continuous disclosure reporting. The Audit Committee is required to recommend to the Board of Directors the approval of the final annual financial statements and related MD&A. As part of its risk management oversight responsibility, the Audit Committee reviews the effectiveness of the overall process for identifying, monitoring and managing principal business risks.
It is not the duty of the Audit Committee to plan or conduct audits or to determine that Westport Fuel Systems financial statements are complete, accurate and in accordance with generally accepted accounting principles in the United States of America ("U.S.A. GAAP"). The external auditor is responsible for planning and conducting audits and management is responsible for preparing complete, accurate financial statements in accordance with U.S.A. GAAP. The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport Fuel Systems.
Each member of the Audit Committee is required to possess a basic level of "financial literacy" (defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements) and at least one member should qualify as a "financial expert" (as defined by Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate. At least two Audit Committee members are financial experts including Mr. Colin Johnston and Ms. Brenda Eprile.
The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
Additional information relating to the Audit Committee required to be disclosed pursuant to Form 52-110F1 - Audit Committee Information Required in an AIF can be found under the heading"Audit Committee Matters" in the Annual Information Form of the Corporation dated effective March 19, 2019.
NOMINATING & CORPORATE GOVERNANCE COMMITTEE

The NCG Committee is comprised entirely of independent directors and has the primary responsibility of establishing and monitoring Westport Fuel Systems corporate governance practices, assessing the effectiveness of the Board of Directors and the Committees and evaluating and recommending the appointment of directors and reviewing and organizing education and succession planning of the Board of Directors. The NCG Committee performs regular assessments, on no less than an annual basis, of the Board, the Committee and individual directors, and makes recommendations to the Board for discussion and final approval.
The Board of Directors has adopted a written charter for the NCG Committee, a copy of which is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
HUMAN RESOURCES &         COMPENSATION COMMITTEE
Consistent with recommended governance practice, the HRC Committee, made up of independent directors, establishes compensation for the Chief Executive Officer and evaluates the compensation of directors and other executive officers. The HRC Committee is also responsible for evaluating the Chief Executive Officer succession planning process, working with the Board on setting the authority and accountability of the Chief Executive Officer and establishing metrics to measure Chief Executive Officer performance. For the direct experience and relevant skills that enable the committee to make decisions on the suitability of the Corporation's compensation policies and practices, please refer to the biographies of those directors that are members of the HRC Committee.
For information relating to executive compensation, see "Executive Compensation Discussion and Analysis" in Section 4.
The HRC Committee operates under a Board-approved charter that spells out the HRC Committee's major duties and responsibilities. This charter is available on the Corporation's website at wfsinc.com/investors/corporate-governance.

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 19

Section 3: Corporate Governance | Board of Directors Committees

ADVISORY BOARD
Westport Fuel Systems Advisory Board consists of members that support the Corporation by providing general guidance, information, and recommendations to management and the Board of Directors on a variety of issues, and/or by providing subject matter expertise in functional areas or for specific initiatives and activities. Members of the Advisory Board bring skills and knowledge that complement the Board of Directors but do not have formal authority to vote on corporate matters or to govern the Corporation.
Westport Fuel Systems currently has three Advisory Board members, Rita Forst, Erwin Raphael and Ben van Schaik.

RITA FORST

Rita Forst was appointed a member of the Westport Fuel Systems Advisory Board in January of 2018. She founded FORST Automotive Technology Consulting in 2015 after holding a number of executive positions responsible for powertrain and vehicle engineering at Adam Opel AG, GM‘s European Business Unit. Her most recent position was a member of the Adam Opel AG Management Board responsible for research and engineering, as well as Vice President Vehicle Engineering, GM Europe-a key member of GM’s global engineering team-leading research and development activities for all Opel products, engineering design, development, and release activities of vehicle sub systems and vehicle integration from 2010 to 2012. Mrs. Forst’s career at Adam Opel AG began in 1977 when she started first as a project engineer and later took on various management and executive roles. In 2006, she won “Woman of the Year” award by Automotive News Europe; and in 2008, she was recognized as one of “25 Leading Women” in the European automotive Industry by Automotive News Europe. She currently serves in board and advisory positions with several organizations including ElringKlinger AG, Metalsa S.A. de C.V., NORMA Group SE and iwis GmbH & Co. KG. Mrs. Forst has a bachelor‘s degree in mechanical engineering from the Darmstadt University of Applied Sciences in Germany and a bachelor‘s degree in mechanical engineering from the General Motors Institute (now Kettering University) in Flint, Michigan, USA.

ERWIN RAPHAEL

Erwin Raphael was appointed a member of the Westport Fuel Systems Advisory Board in September 2018. Mr. Raphael a 25-year veteran of the automotive industry, is the General Manager for the Genesis brand in the U.S. market. He is responsible for the strategic direction and management of all Genesis operations in the United States. Prior to his current appointment, Mr. Raphael was the Western Region Director and General Manager for Hyundai Motor America, overseeing operations of more than 165 Hyundai dealerships in the 12 Western-most states. Mr. Raphael has also served as the Director of Engineering and Quality at Hyundai, where he was responsible for new vehicle engineering, quality improvement of production vehicles, technical training and support, as well as warranty planning and operations. Prior to joining Hyundai, Mr. Raphael held a number of key leadership positions in vehicle development, engineering, manufacturing, sales and marketing with Chrysler LLC, Toyota Motor Manufacturing, and the International Truck and Engine Company.

Mr. Raphael holds a Bachelor of Science degree in chemistry from Ohio State University, where he also studied applied mathematics and completed graduate studies in economics. Raphael served eight years in the United States Army, most recently in the 364th Engineers Group in the 83rd ARCOM. He currently serves on the Army Advisory Council. Mr. Raphael was born on the Island of Dominica in the Eastern Caribbean and completed his early education on St. Croix, U.S. Virgin Islands.

BEN VAN SCHAIK

Ben van Schaik was appointed a member of the Westport Fuel Systems Advisory Board in September of 2017 as he brings extensive experience in the automotive industry, especially in the field of commercial vehicles. Mr. van Schaik served as the CEO of DaimlerChrysler in Brazil from 1996 to 2004 where he had full responsibility for DaimlerChrysler’s products including manufacturing, engineering, marketing, sales, and service for Mercedes-Benz trucks, buses, and passenger cars.Prior to DaimlerChrysler, from 1994 to 1996, Mr. van Schaik was President and CEO of Koninklijke Nederlandse Vliegtuigen Fabriek Fokker, Europe's oldest civil aircraft maker, where he led engineering, manufacturing, marketing, sales, and service of Fokker aircrafts. Mr. van Schaik started his career working at Mercedes-Benz from 1979 to 1994, first as Regional Manager, in charge of sales and after sales of Mercedes-Benz’s commercial vehicles in the Netherlands. Later he took on various management and executive roles in Germany and the U.K. including the most recent, Senior Vice President, Marketing, Sales and Service of Mercedes-Benz’s commercial vehicles for Western and Eastern Europe. Mr. van Schaik attended MTS Apeldoorn in the Netherlands, a technical school for automotive engineering. He also completed numerous business administration and international management courses.

20 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 3: Corporate Governance | Code of Conduct and Ethics

Code of Conduct & Ethics
As part of its responsibility for the stewardship of Westport Fuel Systems, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport Fuel Systems to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board of Directors:

•	Has established the NCG Committee as described herein.

•
Has adopted a Code of Conduct (the "Code") setting out the guidelines for the conduct expected from directors, officers, employees, contractors, agents and consultants who act on behalf of Westport Fuel Systems in any business dealings, including guidelines applicable to trading in Westport Fuel Systems securities. A copy of the Code has been filed on SEDAR (see "Additional Information" at the end of this Circular) and is available on the Corporation's website at wfsinc.com All directors, officers and employees must sign off annually on compliance with the Code. Since the beginning of the Corporation's last financial year, Westport Fuel Systems has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•
Has established a written Trading Policy (the "Trading Policy"), which outlines the trading obligations of Board Members, officers and employees. The Trading Policy establishes procedures relating to the disclosure of material non-public information, the disclosure of corporate information, and the filing of insider reports in accordance with securities law. The trading policy is available on the Corporation's website at wfsinc.com/investors/corporate-governance.

•
Has established a written global policy called Anti-Corruption and Prevention of Bribery Principles policy (the “Anti-Bribery and Corruption Principles”) that sets out the Corporation's commitment to full compliance with Canada’s CFPOA, the U.S. FCPA, and any local anti-bribery or anti-corruption laws that may be applicable in jurisdiction in which we operate. This policy supplements the Code and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Prior to the introduction of these principles in 2018, the key attributes had been incorporated directly into the Code. The policy is available on the Corporation's website at wfsinc.com/investors/corporate-governance.

•
Has established a written Whistleblower Policy (the "Whistleblower Policy") which details complaint procedures related to the Corporation's corporate conduct. The Whistleblower Policy establishes procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Corporation's accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind. Concerns relating to financial reporting or unethical or illegal conduct can be reported confidentially and anonymously through Westport Fuel Systems ethics hotline via www.westport.ethicspoint.com, via email to the ethics hotline alert email address or anonymously through the Corporation's intranet. Alternatively, concerns may be directed to the Board Chair.

•
Has established a disclosure committee (the "Disclosure Committee") of management, investor relations staff and legal counsel and adopted an Investor Relations Disclosure Policy (the "Disclosure Policy") that requires fair, accurate and timely disclosure of material information regarding Westport Fuel Systems and its business as further described below under "Disclosure Policy".

•
Encourages management to consult with legal and financial advisors to confirm Westport Fuel Systems is in compliance with securities legislation in Canada and the United States regarding material information about public companies.

•
Is cognizant of Westport Fuel Systems timely disclosure obligations and reviews all "core" disclosure documents, such as financial statements, MD&A and certain press releases (principally those relating to financial results, MD&A, Annual Information Forms and other core disclosure documents) prior to distribution.

•	Relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Westport Fuel Systems external auditor.

•
Actively monitors Westport Fuel Systems compliance with the Board's directives and requires that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

•
In addition, the Board must comply with the conflict of interest provisions of the ABCA and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 21

Section 3: Corporate Governance | Diversity

Diversity
Westport Fuel Systems has not adopted a specific diversity policy for the identification and nomination of diverse directors and executive officers nor implemented any specific targets in this regard. However, notwithstanding the lack of such a formal diversity policy, Westport Fuel Systems is committed to diversity at both the Board and executive management levels. With regard to gender diversity, women have been and will continue to be considered by Westport Fuel Systems, the Board, the HRC Committee and the NCG Committee in the making of executive officer appointments and director nominations and the existing number of women on the Board and in executive management roles is a factor considered in assessing potential new director and executive officer candidates. Westport Fuel Systems is proud of the influence of women members of the Board and in executive management roles. In 2018, three out of ten Board members (being 30%), including the Chair of the Board, two out of eight members of senior executive management (being 25%), including in the position as Chief Executive Officer, and one of three (being 33%) members of the Advisory Board, are women. Westport Fuel Systems actively seeks female candidates at all levels and in all functions in the corporation. Management has not yet set measurable objectives or targets for ensuring women are represented at the executive officer level, however, the Corporation is committed to an inclusive and diverse workplace, including advancing women and individuals of diverse backgrounds to executive officer positions. As a global citizen, the Corporation recognizes the positive performance contributions of a diverse Board of Directors and employee base and the Corporation is formalizing a diversity policy that will outline the company wide diversity principles, including our commitment to reporting our gender diversity performance.
Disclosure Policy
The Board of Directors originally approved the adoption of a Disclosure Policy on June 28, 2001, which was last updated on May 7, 2018 with the title Investor Relations Disclosure Policy (hereinafter “Disclosure Policy”). The Disclosure Policy details Westport Fuel Systems policies related to disclosure and external communications. It is reviewed annually as part of Westport Fuel Systems investor relations planning process, and is revised as required. In addition, the Disclosure Policy will be reviewed and updated if it becomes apparent that changes are required at any other time.
Westport Fuel Systems is committed to providing timely, orderly, consistent and credible information to the public, in accordance with legal and regulatory requirements, to develop and maintain realistic investor expectations. It is imperative that this continue to be accomplished consistently for both positive and negative information, and that all parties in the investment community have fair access to this information. The Disclosure Policy's goals include:

•	compliance with securities legislation in Canada and the United States regarding material information about public companies (also known in Canadian jurisdictions as "reporting issuers"); and

•	management of realistic investor expectations by making all required disclosures on a broadly disseminated basis with a balanced view of the prospects for Westport Fuel Systems and its business.
The Disclosure Policy extends to all employees of Westport Fuel Systems, its Board of Directors, Advisory Board, and those authorized to speak on its behalf. The Disclosure Policy covers disclosures in documents filed with the securities regulators and written statements made in Westport Fuel Systems annual and quarterly reports, news releases, letters to shareholders, presentations (both of a business or technical nature), marketing materials, advertisements and information contained on Westport Fuel Systems website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, as well as speeches, press conferences and conference calls.
The Disclosure Committee is responsible for determining materiality of any information and must react quickly to material developments, meeting and providing recommendations to the Chief Executive Officer and senior management team as required. The Disclosure Committee consists of the Corporation's Chief Executive Officer, Chief Financial Officer, Investor Relations Lead and Corporate Secretary. The Corporate Secretary serves as secretary to the Disclosure Committee. The Disclosure Committee meets as conditions dictate and a quorum consists of at least two members of the Disclosure Committee. The Disclosure Committee or its members will ensure spokespersons have been briefed and informed of all material events.
The Disclosure Committee will set benchmarks for a preliminary assessment of materiality, and will determine when developments justify public disclosure. It is essential that the Disclosure Committee be kept fully apprised of all pending material developments involving Westport Fuel Systems in order to evaluate and discuss those events, and to determine the appropriateness and timing for public release of information. If it is deemed that the information should temporarily remain confidential, the Committee will determine the process upon which such confidential information will be controlled and shall implement trading blackouts in accordance with the trading policy of the Corporation. The Corporation maintains a disclosure control checklist to ensure the completeness and accuracy of information disseminated through press releases, conference calls and related communication tools.
The complete Disclosure Policy can be viewed on Westport Fuel Systems website at wfsinc.com/investors/corporate-governance.

22 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation Of Executive Officers

Section 4:         Compensation of Executive Officers
Discussion & Analysis
The following discussion is with respect to the Chief Executive Officer, the Chief Financial Officers and the next three most highly compensated executive officers in 2018. Collectively our NEOs were as follows:

•	Nancy Gougarty, former Chief Executive Officer;

•	Ashoka Achuthan, former Chief Financial Officer;

•	Michael Willis, former Chief Financial Officer;

•	Thomas Rippon, former Chief Technology Officer and Executive Vice President

•	James Arthurs, Executive Vice President, Electronics Group

•	Massimiliano Fissore, Senior Vice President, Independent Aftermarket
Changes to the NEO's
2018
On May 31, 2018 Mr. Achuthan stepped down as Chief Financial Officer and served as an advisor to Westport Fuel Systems' leadership team until December 31, 2018.

On June 11, 2018 Mr. Willis was appointed Chief Financial Officer.

On December 31, 2018 Mr. Rippon retired from the Corporation.
2019
On January 15, 2019, it was announced Ms. Gougarty stepped down as Chief Executive Officer and retired from all roles with the Corporation effective as at February 15, 2019. The Corporation entered into a retirement agreement dated January 14, 2019 with Ms. Gougarty in connection with her retirement. See "Executive Compensation Figures & Tables" section.
On January 15, 2019 David M. Johnson was announced as appointed Chief Executive Officer.
Mr. Willis stepped down as Chief Financial Officer on February 4, 2019 and resigned from all positions with the Corporation effective as at March 15, 2019.
James (Jim) MacCallum was appointed Acting Chief Financial Officer on February 4, 2019.

Compensation Process
The HRC Committee of the Board is responsible for, among other things, administering Westport Fuel Systems executive compensation program and long-term incentive plans and reviewing employee incentive and certain benefit programs. The HRC Committee is additionally responsible for determining the Chief Executive Officer's compensation.
As part of the compensation setting process, the HRC Committee will evaluate the design and merits of executive compensation programs through comprehensive reviews in an effort to ensure the executive compensation and benefit programs align with shareholders' best interests and to consider any risks associated with our compensation policies and practices. The HRC Committee's recommendations are reached primarily by comparison of the remuneration paid by Westport Fuel Systems with the remuneration paid by other public companies that the HRC Committee feels are similarly placed within the same business of Westport Fuel Systems or companies of similar complexity.
Frederic W. Cook & Co., Inc. (the "Compensation Consultant") provides the HRC Committee with executive and director compensation consulting services. The Compensation Consultant is retained by and reports to the HRC Committee and participates in certain HRC Committee meetings. The Compensation Consultant has served as the compensation consultant for the HRC Committee since July 2008. The Compensation Consultant is considered one of the premier independent compensation consulting firms in North America. As part of its engagement, the Compensation Consultant:

•
reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including selection of peer group companies;

•	informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs; and

•	reviews and advises the HRC Committee regarding director compensation, including market trends, as well as regulatory issues and developments with regard to director compensation.
EXECUTIVE COMPENSATION         RELATED FEES
In the 2018 fiscal year, the Corporation engaged the Compensation Consultant to advise on compensation for the Corporation's executive officers and Board of Directors. The Compensation Consultant was engaged for this purpose and provided services in fiscal 2018 in the amount of $93,413. The Compensation Consultant was paid $80,435 in the 2017 fiscal year for similar services. The

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 23

Section 4: Compensation of Executive Officers | Discussion and Analysis

HRC Committee Chair approves all services provided by the Compensation Consultant.
ALL OTHER FEES
Services provided by the Compensation Consultant were related to executive and director compensation. No other services were performed by the Compensation Consultant and no other fees were paid.
Compensation Philosophy         and Principles
PHILOSOPHY
Westport Fuel Systems is the premier global developer, manufacturer, and supplier of alternative fuel systems and components. Westport Fuel Systems’ product portfolio and operations have a global aftermarket coverage and customer base, and reach to the world’s leading automotive and transportation original equipment manufacturers. A disruptive energy and technology transition is underway in all segments of the transportation market with the industry facing rapidly evolving economic conditions, volatile energy prices, more stringent environmental regulation, and new policy to address the challenges of climate change and urban air quality.  The business requires a broad range of technical, operational, financial and marketing skills as well as appropriate industry experience, from new product development, to operations, to new business development.  Westport Fuel Systems needs to attract, develop and retain innovative and strategic thinkers, who have an entrepreneurial spirit and customer first focus.  This rare combination of skills, experience and competency will require Westport Fuel Systems to continue to retain its employees, deliver on leadership development and management succession planning and strengthen its recruitment ability globally.
The HRC Committee believes that the executive compensation program’s underlying philosophy and related policies should maintain a robust pay-for-performance orientation, which is vital to the long-term success of Westport Fuel Systems. The compensation program design should allow Westport Fuel Systems to properly focus its executives and employees on key metrics that drive long-term financial success of the Corporation, while simultaneously allowing it to attract and retain highly qualified individuals.
PRINCIPLES
Within the Corporation’s global operations, Westport Fuel Systems will strive to accomplish the following principles:

1.	Pay for performance - salary, bonus and equity awards are linked to Corporate performance and achievement of goals against an individual’s area of responsibility.

2.	Reward for risk and achievement - particularly at the leadership level, most potential compensation is “at risk” and depends on actual results.

3.	Long term retention incentives - balanced retention and performance based equity compensation to high-performing individuals who offer sustained contributions to the strategic business.
Westport Fuel Systems maintains its commitment to building long-term shareholder value, delivering compensation using a balanced performance measurement framework aligned with the Corporation's key performance metrics while simultaneously adhering to general governance best-practices.
Appropriately incented behaviors, which foster the best interests of the Corporation and its shareholders is an essential part of the compensation setting process. The HRC Committee believes that measured risk is necessary for continued growth and innovation, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business.
The HRC Committee believes that annual short-term incentive bonus plans and long-term incentive awards granted to executives should tie primarily to business performance goals, including revenue, EBITDA, operating income growth, a strengthened balance sheet and strategic performance objectives. These metrics encourage performance that supports the business as a whole, and are subject to a maximum payout cap. Executive officers are also expected to meet share ownership guidelines in order to align the executives’ interests with those of our shareholders.
Westport Fuel Systems has implemented a claw-back policy in order to ensure that incentive compensation is paid based on accurate financial data. Executives may be required to forfeit or pay back any excess bonus amounts or equity-based compensation when the Corporation’s financial statements are restated as a result of material non-compliance with any financial reporting requirements under applicable securities laws (other than a restatement due to a change in financial accounting rules).
Westport Fuel Systems has also adopted an Anti-Hedging Policy which prohibits officers, directors and employees from engaging in hedging against future decreases in the market value of any securities of the Corporation through the purchase of financial instruments designed to hedge or offset such risk.
The Corporation’s executive compensation program mitigates risk through various means, including:

•	The mix of fixed versus variable pay;

•	The performance metrics to which pay is tied;

•	Ensuring the pay opportunity is capped;

•	Ensuring the timing of payout coincides with audited financial statements (where applicable);

24 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers | Discussion and Analysis

•	Ensuring “clawback” adjustments are permitted;

•	Ensuring HRC Committee approval is required for the use of equity awards; and

•	Ensuring best practice stock ownership guidelines apply.
Determination of Compensation
The HRC Committee utilizes findings by its independent Compensation Consultant to determine that the Corporation's executive compensation program continues to be both reasonable in relation to competitive pay levels and appropriate in supporting business objectives and a positive performance-based culture. Consistent with prior years, the HRC Committee examines in detail the compensation paid by similar companies that satisfy our selection criteria (the "Comparator Group").
The Comparator Group is comprised of publicly listed companies to give a realistic view of what our executives will potentially receive as competitive offers and to determine what compensation would be required to attract senior executives to Westport Fuel Systems. Factors used to determine the Comparator Group include company size (based on, for example, revenue, global scope, and number of employees), business complexity, market capitalization and industry presence. The Comparator Group for 2018 consists of the following 22 companies:

Ameresco, Inc.	Gentherm Inc.
Badger Meter Inc.	Gorman-Rupp Co.
Ballard Power Systems	Lydall Inc.
CECO Environmental	Maxwell Technologies Inc.
CIRCOR International, Inc.	Motorcar Parts of America
Chart Industries	Plug Power Inc.
Clean Energy Fuels Corp.	Spartan Motors Inc.
Enphase Energy	Standard Motor Products
ESCO Technologies inc.	Stoneridge, Inc,
Franklin Electric Co.	Twin Disc, Inc.
FuelCell Energy, Inc.	Vicor, Inc.
Elements of Our Executive Compensation Program
Westport Fuel Systems executive compensation plan includes three main elements:

In 2018, the total targeted potential cash compensation for the Chief Executive Officer was $1,170,000 (55% base salary (fixed) and 45% short-term incentive (variable)). Based on the results of the short term incentive plan, the Chief Executive Officer’s total cash compensation was $780,000 or 67% of total potential cash compensation.
In 2018, the total targeted potential cash compensation for the NEOs was $3,212,948 (66% base salary (fixed) and 34% short-term incentive (variable)). Based on the results of the short-term incentive plan, actual total cash compensation was $2,478,469 or 77% of total potential cash compensation. There was limited long term incentive grants.

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 25

Section 4: Compensation of Executive Officers | Discussion and Analysis

BASE SALARY
Base salary guidelines and salary adjustments for executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals and reward individual contribution, as well as match the expected market value of senior executives based on executive experience and qualifications. We typically target median base salary levels of our Comparator Group. Base salary adjustments of executive officers and senior management ranged from 0% to 23% in 2018, with the highest percentage attributing to final merger compensation alignment and position step changes.
SHORT-TERM CASH INCENTIVES ("STI")
Annual cash incentives are paid to reward achievement of financial, operating and strategic goals during the annual operating cycle. Chief Executive Officer's performance metrics are approved by the HRC Committee for each annual fiscal period. The corporate performance metrics for NEO’s are set by the Chief Executive Officer and reviewed by the HRC Committee before being recommended to the Board of Directors. Payouts are made only after the HRC Committee reviews and approves the calculations of performance against the goals for the year and only after the Audit Committee approves audited fiscal year financial statements.
Chief Executive Officer STI
As per the Chief Executive Officer's employment agreement, the STI component of the Chief Executive Officer's Compensation is to be set at a targeted 80% of base salary, though it can pay out between 0% and 150% of base salary depending on performance against predefined corporate and individual performance targets. The Chief Executive Officer's metrics in 2018 were based on 1) consolidated EBITDA; 2) strategic initiatives and technology development milestones; and 3) Board discretion for individual performance and achievement with regard to corporate operations, organizational structure and culture transformation, and succession planning. Ms. Gougarty achieved a payment equal to 20% of base salary as follows:

•	0% out of 50% of base salary as the EBITDA metric was not achieved;

•	12% out of 20% of base salary for meeting strategic initiatives and technology development milestones and targets; and

•	8% of 10% of base salary for discretionary award.
Other Named Executive Officer STI
Established bonuses for the NEOs were designed to pay out at a targeted 50% of base salary, though they could potentially pay out between 0% and 75% of base salary depending on performance against pre-defined corporate and individual area of responsibility targets. Depending on the NEO’s area of responsibility, metrics were established based on the corporate metric of consolidated

EBITDA; business unit or division revenue, gross profit, operating metrics, expense budget, product development milestones, and Board or Chief Executive Officer discretion for individual performance and achievement of strategic initiatives. Payout factors achieved ranged from 0% to 40% of base salary.
Payout amounts for the Chief Executive Officer and each NEO are listed in the "Executive Compensation Figures & Tables" section.
LONG-TERM CASH INCENTIVES ("LTI")
In 2010, Shareholders approved the Corporation’s current Omnibus Plan. The Omnibus Plan is designed to allow flexibility to the Board of Directors to issue a variety of equity-based incentives to align compensation with shareholder interests over the long-term. Further information is provided in the "Westport Fuel Systems Omnibus Plan" section.
In deciding upon the design and magnitude of long-term incentives, the HRC Committee takes into account several factors including: the design must be aligned with shareholder value; the design must be supportive of the Corporation's business goals and strategic plan; and the design must be retentive. In applying these criteria, the HRC Committee takes into account market data, information and recommendations from its Compensation Consultant, and information provided by management. Based on its review of the foregoing, the HRC Committee approves the grants of LTI awards for the NEOs, other executives and other key employees. Grant levels are typically assessed on an annual basis and previous grants of equity awards are taken into account when considering new grants.
In 2018, Shareholders approved the amendment of the Omnibus Plan to increase the number of Common Shares available for grant pursuant to Awards by 1,830,000 Common Shares. Based on the principle outlined above the Corporation completed a retention grant, granting 506,500 RSUs to selected management and employees. This retention grant was the first LTI equity grant since the 2016 merger with Fuel Systems Solutions, Inc. (the "Merger") and was designed to build pride of ownership for the awardee. The grant's structure of 1/3-time based vesting over a 2-year period was designed to demonstrate to the awardee the Corporation's recognition of the awardee’s commitment during our aggressive initial organizational transition period. Of the 506,500 units allocated, 45% or 230,000 units were awarded to senior management team members.
The HRC Committee firmly believes that long-term equity incentives are an effective strategy to support long-term employee retention and reward shareholder value creation. LTIs should comprise a significant non-cash competitive element of total direct compensation for senior management as it represents a balanced reflection of shareholder returns, financial performance and the importance of retention through multi-year vesting provisions. In 2019, the Corporation intends to implement an LTI program that will primarily focus on rewarding participants for exceptional long-term

26 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers | Discussion and Analysis

performance against set performance criteria or strategic milestones or performance.
Other Fiscal Year 2018 Usage
Ms. Gougarty was granted 750,000 RSUs and 750,000 Performance Share Units ("PSUs") as part of her CEO 2018 amended employment contract, but due to blackout rules in effect under the Omnibus Plan, they were not able to be awarded in 2018.
Mr. Willis was granted 125,000 RSUs as part of his CFO employment contract, but due to blackout rules in effect under the Omnibus Plan, they were not able to be awarded in 2018.
During fiscal year 2018, RSUs were granted for Director compensation, to certain executives and employees, the Chief Executive Officer and Chief Financial Officer in connection with their 2018 employment contracts. Only a total of 1,009,230 RSUs were awarded in 2018 due to blackout rules in effect under the Omnibus Plan.
OTHER BENEFITS
In addition to the executive compensation program described above, the Corporation's executives participate in the Corporation-wide employee benefit programs within their region of employment, such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the matching of regional long-term savings plans. These programs vary by region of operation and are offered to all employees employed within the region of operation. Westport Fuel Systems offers an additional voluntary participation executive health and wellness benefit to its executives on a cost sharing basis. The Corporation does not offer a defined benefit pension plan to its executives. In addition, Westport Fuel Systems offers only limited benefit and perquisites, and current offerings to our NEOs are consistent with market practice.
PAYMENTS UPON TERMINATION
In the event of termination of employment without cause, such as may be the case in the event of a change of control, certain Westport Fuel Systems NEOs are entitled to an amount of compensation as outlined in the "Employment Agreements - Termination and Change in Control" section of this Circular.
SHARE OWNERSHIP REQUIREMENTS
Westport Fuel Systems requires its directors and executive officers to hold equity in the Corporation to align their interests with those of shareholders:

•	Westport Fuel Systems non-employee directors are required to hold a minimum of three times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period;

•
each of Westport Fuel Systems executive officers, with the exception of the Chief Executive Officer, is required to hold a minimum of one times his or her annual base salary in Common Shares or Units, to be acquired over a five-year period; and

•	the Chief Executive Officer is required to hold a minimum of three times his or her annual base salary in Common Shares, Units or Options, to be acquired over a five-year period.
Executive Compensation Figures & Tables
Fiscal 2018 Summary     Compensation Table
The following tables and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to our NEOs in fiscal years 2016, 2017 and 2018.
The Corporation does not have a pension plan; therefore, the pension contribution for the NEOs is nil.

NEO SUMMARY COMPENSATION
(figures in U.S. dollars)	Year	Salary (1)	Share-based awards (2)	Non-equity incentive plan (3)	All Other (4)	Total (5)
Nancy Gougarty (6)(7)	2018	650,000	—	130,000	83,015	863,015
	2017	650,000	672,000	975,000	41,775	2,338,775
	2016	650,000	—	140,000	63,720	853,720
Ashoka Achuthan (8)	2018	320,000	—	—	29,034	349,034
	2017	400,000	—	240,000	42,250	682,250
	2016	400,000	—	90,000	68,144	558,144
Michael Willis	2018	223,902	—	—	1,391	225,293
	2017	—	—	—	—	—
	2016	—	—	—	—	—
Thomas Rippon	2018	336,445	—	43,884	15,496	395,825
	2017	350,850	—	181,328	15,393	547,571
	2016	337,120	—	168,560	19,303	524,983
James Arthurs	2018	310,950		63,579	13,113	387,642
	2017	308,440		165,604	13,702	487,746
	2016	304,000	—	—	6,773	310,773
Massimilliano Fissore	2018	277,335	243,000	122,374	22,616	665,325
	2017	215,864		161,898	3,779	381,541
	2016	212,043	65,650	23,399	8,213	309,305

1.
Annual base salaries for the NEOs as at December 31, 2018 were $650,000, $240,000, $400,000, C$455,000, C$412,000, and €235,030 for Ms. Gougarty, Mr. Achuthan, Mr. Willis, Mr. Rippon, Mr. Arthurs, and Mr. Fissore, respectively. The table above translates the Canadian and Euro dollar salaries into US dollars at the average exchange rate during the year.

2.
Values of the RSUs are determined by multiplying the number of RSUs by the Toronto Stock Exchange closing price of the Common Shares on the date of the award converted to US dollars using that day's exchange rate.

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 27

Section 4: Compensation of Executive Officers | Figures and Tables

3.	This represents Westport Fuel Systems short-term incentive awards. The amounts were accrued in the year reported but paid to the NEOs in the year subsequent.

4.
The column entitled "All Other Compensation" includes Westport Fuel Systems contributions to each NEO's long-term savings plan. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. In addition, it includes housing and car allowances as described in notes 6 and 8 below.

5.
The total accessible compensation (salary and bonus) earned for Fiscal 2018 is $780,000, $320,000, $223,902, $380,329, $374,529 and $399,709 for Ms. Gougarty, Mr. Achuthan, Mr. Willis, Mr. Rippon, Mr. Arthurs, and Mr. Fissore respectively. Total compensation values include the deemed value of all Unit awards granted during the year, only a portion of which vested during the year.  The actual value of Unit grants cannot be determined until the Units are converted to Common Shares and sold. Future value of these awards could be materially higher or lower than the figures stated here, which represents a notional value presuming the Units were converted and sold on the date of grant.

6.	"All Other Compensation" for Ms. Gougarty during the year ended December 31, 2018 includes a $38,358 housing allowance and a $18,808 car allowance.

7.
The Corporation entered into a retirement agreement dated January 14, 2019 with Nancy Gougarty in connection with Ms. Gougarty’s retirement as the Corporation’s Chief Executive Officer.  Pursuant to that agreement, in 2019 Ms. Gougarty is entitled to an aggregate cash payment of $585,000 in addition to $106,250 in respect of a vacation pay entitlement, and certain other expense reimbursements.  The retirement agreement additionally provides for the vesting and treatment of all RSUs and PSUs which were previously granted to Ms. Gougarty and which were outstanding as at the date of her retirement.

8.	"All Other Compensation" for Mr. Ashoka during the year ended December 31, 2018 includes a $12,156 housing allowance.
Following the formula specified in Form 51-102F6 disclosure requirements, the aggregate cash compensation (salary and bonus) earned by the NEOs during the financial year ended December 31, 2018 was $2,478,469. The total compensation including the date of grant value for all equity awards and all other compensation earned by the NEOs during the financial year ended December 31, 2018 was $2,886,134.

Plan Awards
OUTSTANDING SHARE-BASED AWARDS AS OF DECEMBER 31, 2018

MANAGEMENT INCENTIVE PLAN SHARE-BASED AWARDS
(figures in U.S. dollars)	Non-vested		Vested
	Qty(1)	Market/Payout Value(2)	Qty	Market/Payout Value (2)
Nancy Gougarty	1,738,744	$2,312,530	—	—
Ashoka Achuthan	—	—	—	—
Michael Willis	—	—	—	—
Thomas Rippon	—	—	51,647	68,691
Jim Arthurs	—	—	—	—
Massimiliano Fissore	100,000	152,485	14,853	19,754

1.
Represents the number of Units or Common Share awards that either vest based on time or market criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used. Where it has not been determined, an estimate has been made. For Ms. Gougarty, the number represents the number of shares as per her Retirement Agreement dated January 14, 2019. Mr. Arthurs was granted 15,000 RSUs, but such RSUs have not been awarded due to blackout therefore they are not reflected in the above schedule.

2.
This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2018 ($1.33). Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.

During the year ended December 31, 2018, employees of the Corporation were granted (including grants made to NEOs) 1,009,230 RSUs. The value of RSUs is based on the fair market value on the date of the grant. The weighted average fair value of Unit awards granted during the year ended December 31, 2018 was C$3.50.
VALUE VESTED OR EARNED        DURING THE YEAR

NEO INCENTIVE PLAN AWARDS: VALUE VESTED/EARNED
(figures in U.S. dollars)	During the Year
	Share-based Awards: Value Vested(1)	Non-equity Incentive Plan Compensation: Value Earned
Nancy Gougarty	—	—
Ashoka Achuthan	1,095,811	—
Michael Willis	—	—
Thomas Rippon	493,125	—
Jim Arthurs	493,125	—
Massimiliano Fissore	—	—

1.	This value was determined by multiplying the vesting price of the underlying Common Shares on the vesting date by the number of vested Units.

28 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers | Figures and Tables

Employment Agreements: Termination & Change in Control
Each NEO has signed employment agreements which includes standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of these agreements, in the event of termination of employment by Westport Fuel Systems without cause, each NEO may be entitled to an amount comprised of salary and benefits, may be entitled to annual bonus, may be entitled to immediate vesting of all unvested Options and Units previously granted to the NEO, and compensated for a non-compete period as further described below.
In the event of termination of any eligible recipient's employment with Westport Fuel Systems without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but unexercised Units.
Westport Fuel Systems has a Change in Control Policy intended to provide eligible executives of the Corporation with reasonable continuing financial security in their employment and position with the Corporation, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Corporation.  The Change in Control Policy applies to all permanent full-time officers, executive vice presidents, vice presidents of the Corporation and certain affiliated entities as well as to certain other officers who are on fixed-term contracts and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "Qualifying Termination".  "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal, in each case during the period commencing six (6) months prior to the change in control and ending on the date which is eighteen (18) months after the change in control. The Change in Control Policy generally provides that, in the event of a Qualifying Termination, the executive will be entitled to a cash payment in an amount equal to the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Corporation-sponsored medical, dental, vision insurance and executive medical and healthcare benefits in effect for the executive as at the termination date, together with any accrued but unpaid salary as at the termination date. Pursuant to the Change in Control Policy, all unvested equity awards held by the terminated executive will also be deemed to be vested as at the date of the Qualifying Termination, with any such awards that are subject to any performance targets being treated as satisfied at a level of 100% of granted value. To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement, such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy.
In 2018, Ms. Gougarty would have been entitled to an amount, in a lump sum, of a severance payment that equals the lesser of: a) the full amount of the base salary and bonus target that would have otherwise been payable from the date of termination to December 31, 2020, and b) 21 months base salary and target bonus (prorated) provided that in no case would the severance payment have been less than 6 months base salary and target bonus (prorated). In addition, Ms. Gougarty would have continued to be entitled to vesting of all RSUs that vest on or before December 31, 2020, which would have accelerated and vested effective the termination date. Ms. Gougarty would have been entitled to reimbursement of expenses to relocate back to the United States. In January 2019, Ms. Gougarty retired from the Company, see note 7 of the NEO Summary Compensation table and note 1 of the Outstanding Share-Based Awards as of December 31, 2018 for details of her Retirement Agreement.
Ms. Gougarty had a change in control provision set out in her employment agreement and was additionally subject to the Westport Fuel Systems Change in Control Policy. The termination of Ms. Gougarty's employment and all payments, severance, equity acceleration and any other benefit or entitlement arising therefrom, would have been governed by Westport Fuel Systems Change in Control policy, as described above, however, and notwithstanding anything to the contrary, she would have received no less than the termination payment set out in her employment agreement.
Mr. Achuthan stepped down as Chief Financial Officer on May 31, 2018 and served as an advisor to the Corporation's leadership team until his resignation date of December 31, 2018, therefore no termination or change of control provisions are applicable.
Mr. Willis was entitled to receive three months base salary if terminated during his probation period; six months base salary, plus six months’ cost of medical benefit coverage if terminated after his probation period but before the first anniversary of employment. After the first year of employment Mr. Willis would have been entitled to an amount equal to twelve months’ cost of benefits coverage and a partial incentive bonus calculated on a pro rata basis for the months worked within the fiscal year in which termination of employment would have occurred. The termination severance provisions also would have applied if Mr. Willis had resigned for "Good Reason" as defined in his employment agreement and the Corporation could not cure the condition that gave rise to the "Good Reason" within twenty-one days. Mr. Willis was subject to the Westport Fuel Systems change in control policy as per his employment agreement.
Mr. Rippon was entitled to receive six months’ salary plus six months’ cost of benefit coverage in the first year, increasing to nine months’ salary plus nine months’ cost of benefits coverage after one year of full time employment and further increasing to a

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 29

Section 4: Compensation of Executive Officers | Figures and Tables

maximum of twelve months’ salary plus twelve months’ cost of benefits coverage after two years of full time employment. Mr. Rippon is entitled to reimbursement of expenses to relocate back to the United States with his retirement.
Mr. Arthurs is entitled to six months’ written notice in which he will receive the full amount of base salary up to the notice date, and in addition, bonus prorated to the notice date. If termination occurs on or before June 30, 2020, Mr. Arthurs is entitled to a lump sum payment totaling six months base salary and cost of six months benefits. In the event the notice is given after June 30, 2020, Mr. Arthurs is entitled to a lump sum payment of the total of base salary, pro-rated bonus, and cost of benefits between the termination date and June 30, 2021.
Mr. Fissore does not have any termination provisions within his employment agreement.
Messrs. Rippon, Arthurs and Fissore do not have specific change in control provisions in their agreements however; they are covered under Westport Fuel Systems Change in Control Policy (see above).
The following tables set forth, for each NEO, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2018, and the amount such person would have been contractually entitled to receive if a change in control triggered the termination event on December 31, 2018, as per such person's employment agreement or Westport Fuel Systems Change in Control Policy.

TERMINATION OF EMPLOYMENT WITHOUT CAUSE
(figures in U.S. dollars)	Severance	Bonus	Value of Unvested Equity Awards	Total
Nancy Gougarty	650,000	520,000	3,775,530	4,945,530
Ashoka Achuthan	—	—	—	—
Michael Willis	200,000	100,000	—	300,000
Thomas Rippon	354,166	—	—	354,166
Jim Arthurs	169,336	155,475	—	324,811
Massimiliano Fissore	—	—	—	—

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL
(figures in U.S. dollars)	Severance	Bonus	Value of Unvested Equity Awards(1)	Total(2)
Nancy Gougarty	650,000	520,000	3,775,530	4,945,530
Ashoka Achuthan	—	—	—	—
Michael Willis	400,000	200,000	—	600,000
Thomas Rippon	336,445	168,223	—	504,668
Jim Arthurs	310,950	155,475	—	466,425
Massimiliano Fissore	277,335	138,668	152,485	568,488

1.
The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as at December 31, 2018 ($1.33).

2.	Total compensation due upon termination of employment in the event of a change in control does not include the sum of benefits.

30 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers | Performance Graphs

Performance Graph
The Common Shares have been listed and posted for trading on the TSX under the trading symbol "WPRT" since November 10th, 2016, and prior to that "WPT" since June 30, 1999, and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. Prior to June 30, 1999, the Common Shares were traded on The Alberta Stock Exchange. The following graph and table is a reporting requirement under Canadian securities laws and compares the change in the cumulative total Shareholder return on the Common Shares over the period from January 1, 2013 to December 31, 2018 (assuming a $100 investment was made on December 31, 2013 at the closing price of the Common Shares on that date), with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends.

PERFORMANCE TABLE
(valued in CDN$)	2014	2015	2016	2017	2018
S&P/TSX Composite Total Return Index	107.42	95.51	112.23	119.00	105.15
Westport Fuel Systems Common Stock	21.12	13.37	7.31	22.75	6.40
Sources: S&P, TMX
Though Westport Fuel Systems stock has seen a significant dip in performance when compared with the TSX, this dip has been reflected in Westport Fuel Systems executive compensation as seen with the drop in total reported pay in the NEO Compensation table in 2018.
Omnibus Plans
The following table sets forth, as at December 31, 2018, information in respect of the equity compensation available under the Omnibus Plan, which is the vehicle under which the Common Shares are authorized for issuance as well as the percent of the issued and outstanding Common Shares represented by that number of Common Shares:

COMPENSATION PLANS USING COMMON SHARES
	Securities to be issued	Weighted-average exercise price(1)	Securities remaining for future issuance
Omnibus Plan	2,667,403	—	1,220,706

1.	The awards in the Omnibus Plan are RSUs and PSUs and do not require the holder to pay a strike price.
In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security based compensation arrangements for the three most recently completed financial years:

ANNUAL BURN RATE(1)
	2018 Burn Rate	2017 Burn Rate	2016 Burn Rate
2010 Plan	0.76%	0.83%	0.75%

1.
Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

Westport Fuel Systems Omnibus Plan
On April 23, 2010, the Board of Directors approved and Shareholders subsequently ratified the Omnibus Plan. The Omnibus Plan expires on July 15, 2020. The Omnibus Plan was further amended and approved by Shareholders at Westport Innovations Inc., a predecessor of Westport Fuel Systems, annual and special meeting held on April 11, 2013 to increase the number of Common Shares available for grant pursuant to Awards (as defined below) by 4,973,355 Common Shares, and on April 30, 2015 by 1,900,000 Common Shares. In addition, on March 18, 2016, Shareholders approved the amendment of the Omnibus Plan to increase the number of awards available for grant pursuant to the Omnibus Plan by such amount as was required to permit the assumption by the Corporation of previously outstanding equity-based awards in connection with the Merger. Upon close of the Merger this amount was calculated as 653,532 shares. In 2018, Shareholders approved the amendment of the Omnibus Plan to increase the number of Common Shares available for grant pursuant to Awards by 1,830,000 Common Shares, to make certain housekeeping amendments and to amend the terms relating to the timing for settlement of RSUs and PSUs.
The Omnibus Plan contains the following general terms:

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 31

Section 4: Compensation of Executive Officers | Omnibus Plans

1.
The Omnibus Plan allows for grants of Options (including incentive stock options for U.S. tax purposes), share appreciation rights ("SARs"), deferred share units, phantom stock, bonus stock, PSUs and/or time-based RSUs and other stock or performance-based awards (each, an "Award"). SARs may be granted on a stand-alone basis or in tandem with Options.

a.
Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related Option), a participant will be entitled to, payment equal to the excess of the market value of a Common Share on the date of exercise over the subscription or base price under the SAR. The Award may specify whether settlement will be in cash, in Common Shares or a combination of cash or Common Shares.

b.
Each RSU or PSU granted under the Omnibus Plan generally represents one Common Share, though Westport has historically granted PSUs that represent from 0.5 to 1.5 Common Shares, depending on the attainment of the performance based vesting criteria. Unless otherwise determined by the HRC Committee, vested Units are required to be settled as soon as practicable following the vesting of such Award (subject to certain maximum time limits) by delivery of a Common Share for each vested Unit or payment of a cash amount equal to the market value of a Common Share at the time of settlement, as specified in the Award. The Award may provide for the accrual of dividend equivalent amounts in respect of awards of RSUs or PSUs before settlement.

c.
PSUs and other Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code (the "Internal Revenue Code") generally will require the amount payable (or Common Shares issuable) be conditional upon the achievement of performance goals.

2.
The Omnibus Plan generally provides for grants to be approved by the Board of Directors; however, in certain instances, determinations by a Committee comprised of independent directors will be crucial. Thus, the Omnibus Plan provides that, in addition to circumstances where the Board of Directors elects to delegate authority to the HRC Committee:

a.
the HRC Committee will have the power to evaluate the Chief Executive Officer's awards and performance relating thereto and to determine Awards under the Omnibus Plan for grant to the Chief Executive Officer. For other executive officers, the HRC Committee shall make recommendations to the Board of Directors with respect to Awards or may approve the grant of Awards directly as delegated by the Board of Directors; and

b.
the HRC Committee will determine performance goals for Awards intended to be "performance-based compensation" under Section 162(m) of the Internal Revenue Code to the Chief Executive Officer and the three highest paid officers, other than the Chief Executive Officer and Chief Financial Officer.

3.
Awards cannot be granted at less than market value, which is defined for Awards stated in Canadian dollars as the closing price of the Common Shares on the TSX on the last trading day prior to the relevant date, and for Awards stated in U.S. dollars as the closing price of the Common Shares on the NASDAQ on the last trading day prior to the relevant date.

4.
The Omnibus Plan grants broad powers to the Board of Directors (or HRC Committee, as applicable) to set terms of Awards, including with respect to vesting (e.g., vesting may be set on any schedule and on any criteria, including performance). Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria or any combination of the foregoing, provided that:

a.	performance conditions to vesting of any portion of an Award, other than RSUs granted to Canadian residents, will be measured over a period of not less than one year;

b.
with respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to common Shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading "Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation" determined by the HRC Committee or the Board of Directors (subject to the terms of the Omnibus Plan) on or prior to the effective date of such Award or as of any later time permitted under Section 162(m) of the Internal Revenue Code; and

c.	Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian Awards and U.S. Awards.

5.	The Omnibus Plan maintains the limitations with respect to the issuance of Awards to any one person or to insiders described in "Plan Limitations" below.

6.
The Omnibus Plan provides that either the Board of Directors or the HRC Committee, as applicable, may decide to accelerate Awards (and the expiration dates) upon a change of control of Westport Fuel Systems. With respect to Awards made under the Omnibus Plan, a "change of control" is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Common Shares or voting power of the then outstanding voting securities of the Corporation (with certain exclusions); members of the Corporation's then "incumbent board" ceasing to be a majority of the Board of the Corporation; a merger, reorganization, statutory or mandatory share

32 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers | Omnibus Plans

exchange, business combination, consolidation or similar transaction involving the Corporation or one of its subsidiaries; a sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries (considered on a consolidated basis); or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries, unless the holders of the Common Shares and voting securities own more than 50% of the "resulting entity" from the transaction (in substantially the same proportions), the members of the "incumbent board" of the Corporation continue to hold a majority of the board seats of the "resulting entity" and no other person owns more than 50% of the Common Shares or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of the Corporation.

7.	The Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).

8.
The Omnibus Plan allows Awards other than Options to have up to ten-year terms and Options to have five-year terms, provided that if the term of any Award is to expire during a trading "blackout" established by Westport Fuel Systems or pursuant to any lock-up agreement or similar trading restriction or within ten business days thereafter, the expiry date of such Award shall be extended to ten business days following the end of the applicable blackout period.

DEFERRED SHARE UNITS
The Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director's annual retainer, if eligible, through the grant of deferred share units. Such deferred share units will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Omnibus Plan.
TERMINATION OF EMPLOYMENT OR SERVICE
Unless otherwise determined by the Board of Directors (or the HRC Committee), or otherwise set forth in the terms of an individual Award, the following general rules will apply with respect to Awards:

•
if employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport Fuel Systems legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested Awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award, if any, or the 90th day after termination;

•
if the employment or service is terminated by retirement, the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the date specified in the Award and any vested phantom share awards, RSUs, PSUs and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan;

•
if employment or service is terminated by death or disability of an employee or director (or death of a consultant), non-vested Awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award or during the one-year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an Award as provided above) and any vested phantom share awards, RSUs, PSUs and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan; and

•
if employment or service is terminated for cause, in the opinion of Westport Fuel Systems legal counsel, any unvested Award granted pursuant to the Omnibus Plan shall be cancelled and all rights thereunder terminated.

The Omnibus Plan allows the Board of Directors (or the HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of Awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).
PLAN LIMITATIONS
With respect to the current Omnibus Plan, the number of Common Shares that have been authorized for issuance in connection with Awards since the adoption of the Plan is 12,383,532 (9.3% of the issued and outstanding Common Shares). As at December 31, 2018, an aggregate of 2,667,403 Awards were outstanding under the Omnibus Plan (representing 2.0% of the then issued and outstanding Common Shares), leaving 1,220.706 Awards available for future grants (representing 0.9% of the then issued and outstanding Common Shares).
For the purposes of calculating the Award limits specified above:

•
Common Shares subject to an Award granted under the Stock Option Plan or Share Unit Plan that were outstanding on July 15, 2010 but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation;

•	Awards that use the price of Common Shares to determine the amount of the Award or its settlement but that provide

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 33

Section 4: Compensation of Executive Officers | Omnibus Plans

for settlement in cash (and not by the issuance of Common Shares) shall be treated as covering the applicable number of Common Shares solely for the purposes of computing the above limit and only while the Award is not settled or terminated. Upon settlement in cash or termination of such Award, the Common Shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the above limitation;

•
all Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of Common Shares pursuant to the terms of an Option will reduce the number of Common Shares available for issuance pursuant to Options;

•	any Common Shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the above limitation;

•	any Common Shares not ultimately issued in settlement of SARs shall not be counted against the above limitation; and

•	any Common Shares issued in assumption, substitution or exchange for previously granted Awards of an entity acquired by Westport Fuel Systems shall not be counted against the above limitation.
Awards are also subject to the following limitations:
The aggregate number of Common Shares subject to:

1.	option or SAR awards granted under the Omnibus Plan; or

2.	issued pursuant to performance awards,

3.
during any consecutive thirty-six (36) month period to any one participant under the Omnibus Plan shall not exceed, in respect of each of such Awards, 500,000 Common Shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code); and

4.	the maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Omnibus Plan shall not exceed US$3,000,000.
For as long as the Common Shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval and security-based compensation arrangements apply to the Corporation, namely:

•
the number of Common Shares issued to "insiders" (including associates if legally required) within any one year period and issuable to the insiders at any time under the Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding Common Shares, respectively;

•
the number of Common Shares issued, or reserved for issuance with respect to Awards, to any one "insider" (including associates, if legally required) within any one year period under the Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Common Shares; and

•
the aggregate value of Common Shares issued to non-employee directors in connection with awards under the Omnibus Plan shall not exceed C$150,000 per non-employee director per year and the aggregate equity Award value of Common Shares granted to non-employee directors in respect of Options shall not exceed C$100,000 per non-employee director per year.

For these purposes, "insider" generally means a director or officer, a director or officer of an insider or of one of Westport Fuel Systems subsidiaries or a person (or group) holding greater than 10% beneficial ownership of voting securities. Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.
LIMITATIONS ON REPRICINGS OR EXTENSION OF TERM OF INSIDER AWARDS; TRANSFERABILITY
The exercise price for Options issued to insiders (as referred to "Plan Limitations" above) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior Shareholder approval. Awards to other non-insider employees may also be limited.
If the rules of a stock exchange on which the Common Shares are being traded require Shareholder approval with respect to extension of Awards issued to insiders, such extensions will not be effective until such approval is obtained.
Unless an Award otherwise provides, an Award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession. The Board of Directors (or the HRC Committee) may allow transfers to family members or related entities. No transfer of Options may be made unless permitted by Section 422 of the Internal Revenue Code.
ELIGIBILITY
All non-employee directors, executive officers, employees and consultants may become eligible for Awards under the Omnibus Plan.
AMENDMENTS & TERMINATION
The Omnibus Plan provides that the Board of Directors may amend, suspend or terminate the Omnibus Plan, subject to applicable legal

34 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers | Omnibus Plans

or stock exchange requirements. The Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, Shareholder approval will be required for the following types of amendments:

•
any amendments which would result in the exercise price for any Award granted under the Omnibus Plan being lower than the market value of the Common Shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Award's value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment which reduces the exercise price or purchase price of an Award, except for purposes of maintaining an Award's value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of Common Shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment that would result in the cancellation of an Option or SAR in exchange for an Option or SAR with a lower exercise price from that of the original Option or SAR or another Award or cash payment;

•	any amendment extending the term of an Award beyond its original expiry date, except as otherwise permitted by the Omnibus Plan;

•
any amendment extending eligibility to participate in the Omnibus Plan to persons other than executive officers, employees, non-employee directors or consultants or increasing the annual limit on Awards to non-employee directors;

•
any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a RRSP, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

•	any amendment increasing the maximum aggregate number of Common Shares that may be subject to issuance at any given time in connection with Awards granted under the Omnibus Plan;

•	any amendment to the amendment provisions;

•	the adoption of any Option exchange involving Awards; and

•	any other amendment required to be approved by Shareholders under applicable law or rules of a stock exchange.

Shareholder approval for amendments to the Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the Board of Directors alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:

•
amendments of a technical, clerical or "housekeeping" nature, including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan;

•	amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;

•
amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Internal Revenue Code, or any successor provisions or under the Income Tax Act (Canada);

•	amendments respecting administration of the Omnibus Plan, including, without limitation, the method or manner of exercise of any Award;

•	any amendments to the vesting provisions of the Omnibus Plan or any Award;

•
any amendments to the early termination provisions of the Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;

•
any amendments in the termination provisions of the Omnibus Plan or any Award, other than an Award held by an insider, in the case of an amendment extending the term of an Award, provided any amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

•
the addition of any form of financial assistance by Westport Fuel Systems for the acquisition by all or certain categories of participants of Common Shares under the Omnibus Plan, and the subsequent amendment of any such provision;

•
the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Omnibus Plan reserve;

•	adjustments to outstanding Awards in the event of a change of control or similar transaction entered into by Westport Fuel Systems;

•	amendments necessary to suspend or terminate the Omnibus Plan; and

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 35

Section 4: Compensation of Executive Officers | Omnibus Plans

•	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules of the stock exchanges.
PERFORMANCE VESTING CONDITIONS FOR AWARDS INTENDED TO QUALIFY AS PERFORMANCE-BASED COMPENSATION
Awards granted under the Omnibus Plan may qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code in order to preserve U.S. federal income tax deductions by Westport Fuel Systems with respect to annual compensation required to be taken into account under Section 162(m). Such Awards would be subject to the attainment of pre-established performance goals. Such goals may include, without limitation, elements that reference the performance by Westport Fuel Systems or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance. The performance goals for such awards shall be designed to be objective and otherwise meet the requirements of Section 162(m) of the Internal Revenue Code and the related regulations. Performance goals may differ among awards designed to be "performance-based compensation" and among different participants.
A performance goal need not be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion). To the fullest extent allowed by law, the Omnibus Plan allows performance goals to be established based on individual goals and performance in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment. The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.
Unless an adjustment would affect the status of an Award as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the Board of Directors (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occur during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-recurring items as described in applicable accounting literature or Westport Fuel Systems MD&A of financial condition and results of operations appearing in the Corporation's periodic reports under the Exchange Act for the applicable period

TERM
The Omnibus Plan is effective with respect to grants of Awards issued before July 15, 2020. The Board of Directors has the power, at any time, to amend, suspend or terminate the Omnibus Plan, subject to the above-detailed restrictions.

36 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 5: Additional Information

Section 5:     Additional Information
Except as otherwise specified herein, the information set forth in this Circular is provided as of March 19, 2019.
Additional information relating to Westport Fuel Systems is available through the internet at www.wfsinc.com and on SEDAR at www.sedar.com. The information relating to Westport Fuel Systems at www.wfsinc.com is not incorporated by reference herein. Financial information of Westport Fuel Systems is provided in the comparative financial statements and MD&A of Westport Fuel Systems for the most recently completed financial year. Copies of the financial statements and MD&A of Westport Fuel Systems may be obtained from Investor Relations, Westport Fuel Systems at 101 - 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at: +1-604-718-2001.
DATED effective the 19th of March, 2019.
Section 6:     Schedules & Attachments
Schedule "A"             Board of Directors' Charter
Purpose of the Charter
This Charter has been adopted by the Board of Directors (the “Board”) of Westport Fuel Systems Inc. (“WFS”) to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, key position descriptions, major policies, and codes and guidelines adopted by the Board, and WFS’s By-Laws and Articles, collectively comprise WFS's overall corporate governance framework.
Definitions
Where used in this Charter, the following terms have the following meanings:
"Executive Management" means the CEO, the CFO and other appointed officers, executive level vice presidents, and key vice presidents of WFS.

"Independent Auditor" means the independent auditor nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for WFS.
"Independent Director" means a Director who meets the independence standards specified under Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules. In short, a Director will not be independent if he or she has any direct or indirect “material relationship” with WFS or any of its subsidiaries (other than his or her relationship as a Director).
Composition of the Board
The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of WFS in order to effectively perform the duties of the Board. At least the majority of the Board will consist of Independent Directors.
Directors are elected at the annual general meeting of shareholders and serve a one-year term. The Independent Directors will elect the Board Chair annually at the first meeting of the Directors after the annual general meeting of shareholders. If the Independent Directors select a Director as Board Chair who is not an Independent Director (which may be for reasons promoting Board effectiveness or to facilitate Board development or transitions) the Independent Directors in such case will also appoint an Independent Director as the Board's Lead Director. If so appointed, the Lead Director shall have the powers, duties and responsibilities set forth in WFS’s position description for the Lead Director, a copy of which is available on WFS’s website.
The Board may manage the responsibilities, obligations, and procedures set out in this Charter either directly or through committees of the Board. As at the date hereof, the Board has formed three major committees and delegated specific responsibilities to each committee. Those committees are: Audit, Human Resources and Compensation (“HRC”), and Nominating and Corporate Governance (“NCG”). Each committee operates under its own Charter (a copy of which is available on WFS’s website), and has a chairperson responsible for leadership and overall operation of their respective committee. There is an independent position description for the role of Committee Chair (a copy of which is also available on WFS’s website).
The Independent Directors will select two of their number to serve as the Audit Committee Chair and the HR Committee Chair for an annual term starting at the first meeting of the Directors after the annual general meeting of shareholders.
Nomination and Election         of Directors
Recruiting an appropriate group of people to act as Directors of a public company is a challenging task. The NCG Committee, with

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 37

Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors

input from all directors, will work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission.
Prospective Directors must have personal and professional integrity, skills that are relevant to WFS’s business and/or its risk management, significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to devoting the time and effort needed to perform their duties effectively. To that end, the NCG Committee will annually review Board composition and requirements, individual Director contributions and potential candidates for election as WFS Directors, and recommend a slate of Directors for election by shareholders.
If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with WFS’s Majority Voting Policy (a copy of which is available on WFS’s website). Following receipt of a resignation tendered pursuant to WFS's Majority Voting Policy, the Board Chair shall promptly advise the NCG Committee and the Board thereof and the resignation shall be considered in accordance with the Majority Voting Policy.
Board Independence             and Effectiveness
WFS believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for WFS to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of WFS and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where WFS shares are listed (except for any non-Independent Directors) but also independent in practice.
To that end, the Board has adopted several organizational principles:

•	The Audit Committee Chair, the NCG Committee Chair and the HRC Committee Chair will only be held by Independent Directors and all members of these committees will be Independent Directors.

•
Executive sessions of Independent Directors excluding management will be held at each meeting of the Board. These sessions will be led by the Board Chair (or, if the Board Chair is not an Independent Director, by the Lead Director).

•	The Board has also formed an Advisory Board to provide incremental specialist knowledge and insight from highly qualified individuals who will be available throughout the year to advise the Directors and management. Advisory Board members will always be independent from management. Advisory Board members are independent consultants to the Board and are not Directors.
Certain functions shall be the exclusive responsibility of Independent Directors, led by the Board Chair (or Lead Director if the Board Chair if not an Independent Director), who will, if necessary, consult with appropriate stakeholders and then bring recommendations to the full Board for approval. These functions include:

(a)	Revising the Charter of the Board from time to time;

(b)	Developing position descriptions for the key positions in the WFS governance system, including that for Lead Director, Committee Chairs, and Corporate Secretary; and

(c)	Developing position descriptions for the Board Chair and the Chief Executive Officer, as well as indicators to measure their performance.
Board Leadership
The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities:

•
He or she will establish an annual calendar with the Board and committee meetings scheduled at least 12 months in advance. Other meetings will be scheduled by the Board Chair with reasonable notice to all Directors.

•	He or she will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each meeting.

•
He or she will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute chair if necessary (unless the Board Chair is not an Independent Director, in which case the Lead Director will preside over meetings of the Independent Directors).

•	He or she will represent WFS in discussions with third parties, including WFS shareholders, business partners, suppliers, regulators and professional advisors of all kinds.

•
He or she is responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance (unless the Board Chair is not an Independent Director, in which case the Lead Director will be responsible for such assessment and actions).

If the Board Chair is not an Independent Director, then there shall be an Independent Director serving as Lead Director who will perform the duties and responsibilities set out in the Lead Director’s position description. In such a case certain of the above duties and responsibilities will be performed instead by the Lead Director as indicated in the Lead Director's position description.

38 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors

Role and Responsibility of the Board, Decisions of the Board
In general terms, the Board is responsible for the overall stewardship of WFS and is charged with overseeing the management of the business and affairs of WFS pursuant to its Bylaws and applicable law and, together with Executive Management, pursuing the creation of long-term shareholder value.
Typically, matters before the Board will be decided by a majority vote of the directors present at the meeting, provided that minimum quorum is met. Notwithstanding the previous sentence, the approval of any annual capital and operating budget(s) shall require the approval of not less than 66⅔% of the members of the Board.
The Board has responsibility for the following matters:

(d)
Executive Leadership and Oversight: the Independent Directors have the authority to select, appoint, and, if necessary, terminate the CEO. Such a decision will be made by majority vote of the Independent Directors. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that WFS is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout WFS. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The Board also shall be consulted and provide advice with respect to the appointment by the CEO of other members of Executive Management. The Board is responsible for CEO succession planning, and for providing oversight with respect to the Executive Management team’s succession plan.

(e)
Corporate Communications: the Board has specific responsibilities under applicable laws, rules and regulations to review and approve WFS's annual financial statements, the related Management’s Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information circulars/proxy statements, annual information forms (AIF)/(40-F) and other material press releases.

(f)
Risk Assessment and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by WFS and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of WFS's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of such systems and to make any recommendations to the Board.

(g)	Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of WFS and for setting its principles and processes in this regard, and has delegated primary responsibility for this to WFS’s NCG Committee.

(h)
Strategic Plan: WFS operates in a fast changing industry with new market opportunities arising constantly, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. Executive Management will produce and present, no less than once a year, an updated and revised multi-year Strategic Plan for WFS. Typically, the updated plan will include input from Directors and external advisors, and be reviewed by the Board in October for approval.

(i)
Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis.

(j)
Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long term best interests of WFS shareholders.

(k)
Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long term best interests of WFS shareholders.

(l)
Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique WFS culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long term success. The Board has delegated primary responsibility for this issue to the HRC Committee.

(m)
Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular to set CEO compensation and make recommendations on other Executive Management compensation programs to the Board.

Duties of Directors
The fundamental responsibility of Directors is to promote the long-term best interests of WFS and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 39

Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors

All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of WFS, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long term best interests of WFS; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This document is by no means an exhaustive list of such duties and responsibilities.
Fiduciary duties are those that arise from the trust and confidence invested in them by shareholders of WFS. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance of a conflict of interest. Directors must maintain strict confidentiality about all WFS matters. Decisions must be made in good faith and with the long term interests of WFS and its shareholders in mind.
In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of WFS and have a solid understanding of the strategic plan and the financial condition of WFS.
Directors are entitled to rely in good faith on the financial statements of WFS which are represented to them by an officer of WFS or in a written report of the Independent Auditor of WFS as fairly reflecting the financial condition of WFS, and on opinions or reports of independent professional advisors.
In order to fulfill their fiduciary duties to WFS and its shareholders, each Director should: (i) prepare for and strive to attend all meetings of the Board, but in any event no less than 80% of such meetings; (ii) be sufficiently informed about the current and proposed activities of WFS; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) review the minutes of the previous meeting of the Board to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (v) be especially attentive to specific aspects of WFS’s activities according to their own experience and occupation.
Conflicts of Interest
A Director who is a party to a material contract or proposed material contract with WFS, or who is a Director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with WFS, must disclose this interest in writing to the Board Chair (and to the Lead Director, if the Board Chair is not an Independent Director) at or before any meeting of the Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting.

If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of WFS, they must disclose their interest at the first meeting of the Board after they became a Director.
Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.
A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	An arrangement by way of security for money loaned to or obligations undertaken by that Director, or by a body corporate in which that Director has an interest, for the benefit of WFS or an affiliate;

(b)	A contract relating primarily to a Director’s remuneration as a Director, officer, employee or agent of WFS or an affiliate;

(c)
A contract for indemnity or insurance with respect to a Director or officer of WFS, a former Director or officer of WFS or a person who acts or acted at WFS’s request as a Director or officer of a body corporate of which WFS is or was a shareholder or creditor;

(d)	A contract with an affiliate of WFS, provided, however, that Directors who serve on Boards of affiliated corporations are not prohibited from voting on contracts between the two corporations.
Any profits or gains realized by a Director as a result of their privileged position on the Board must be reimbursed to WFS, except in the case of gains resulting from contracts with respect to which that Director has complied with the obligation to disclose his or her interest and refrained from voting.
Corporate Opportunity
Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the Board, any property or business advantage either belonging to WFS, for which it has been negotiating, or which is otherwise in line with the general business pursuits of WFS.
Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by WFS, or where it was their position with WFS that led to the opportunity.

40 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR

Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors

A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to WFS to participate in the transaction.
Duty of Independence
A Director must act strictly in the best interests of WFS and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of WFS, a Director, if he or she is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed them subject to compliance with their general fiduciary duties.
Duty of Confidentiality
Directors of WFS have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless:

(n)	It was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(o)	The Director was required or authorized by law to disclose the information;

(p)	The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or

(q)	The information was previously disclosed publicly.
Duty not to Misuse     Information or Position
Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to WFS. Directors are insiders of WFS and, as such, must not use any material information to trade in securities or to assist others to trade in securities before the information is available to the public.
Securities Trading and         Insider reporting
Directors are required to comply with WFS's Trading Policy (including the blackout periods instituted under that policy) and all applicable laws, and to report to the appropriate regulatory authorities, and to WFS’s Investor Relations Lead, any changes in their direct or indirect beneficial ownership of or control or direction over securities of WFS within five days of the change.
Access to Management
Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will maintain the clear distinction between Board oversight functions and the responsibilities and duties of Executive Management and as such will not interfere with or usurp management responsibility and authority. If a Director feels a decision or action taken by management is incorrect, the appropriate channel for discussion and debate is through the Board Chair and the CEO.
An Effective                 Corporate Secretary
The Corporate Secretary will be appointed by the Board. Typically, this role will be filled by the most senior legal officer of WFS who will, in addition to his or her executive responsibilities, also assume the separate duties described in the position description for the Corporate Secretary. In the absence of a Corporate Secretary, the Board shall appoint an acting Corporate Secretary to fill such role, which acting Corporate Secretary may be WFS's outside legal counsel, if determined by the Board. The Corporate Secretary is an essential part of the Board’s governance operations and will be a key source of advice on the duties and requirements expected of Directors and the Board. The Corporate Secretary shall report, in the capacity as Corporate Secretary, to the Board Chair who will evaluate his or her performance in this role.
Retaining of             Professional Advisors
The Board Chair, Lead Director (if one is holding office) or any Committee Chair may, in his or her discretion, retain professional advisors to provide services to the Board or a committee, at the expense of WFS, for the purpose of advising the Board or a committee in the execution of its responsibilities and duties.
Financial Statements
The Board has a duty to approve the annual financial statements of WFS and to submit the financial statements of WFS, and the Independent Auditors’ report thereon, for the preceding year to the shareholders at the annual general meeting of the shareholders of WFS.
The Audit Committee has primary responsibility with respect to the review of WFS’s quarterly and annual financial statements, including the responsibility for ensuring that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of WFS.
A Director is required to forthwith notify both the Audit Committee and WFS’s Independent Auditors of any error or misstatement of

WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR | 41

Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors

which he or she became aware in the audited financial statements of WFS. The Board has a duty to cause the preparation and issuance of corrected financial statements on being informed of any material error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate regulatory authorities.
On demand from WFS’s Independent Auditors, each present and former Director of WFS has a duty to furnish to WFS’s Independent Auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of WFS or its subsidiaries that he or she is reasonably able to furnish and which WFS’s Independent Auditors consider necessary to enable them to report on the annual financial statements.
Shareholder Meetings
The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.
Director Compensation
The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective WFS Director. In establishing such compensation the HRC Committee will consider the following objectives:

•	Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures

•
Director compensation should align the interests of non-Executive Directors with those of WFS shareholders by including a long term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors

•	Compensation should recognize the extra work and responsibility taken on by Board Chair, Committee Chairs and members of committees

•	If the Board Chair is not an Independent Director and as such there is a Lead Director, then compensation should also recognize the significant workload and responsibility of the Lead Director.
Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by WFS will not receive additional compensation for serving on the Board in any capacity.

WFS will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on WFS business, pursuant to WFS's Expense Reimbursement Policy.
Directors’ Shareholdings
In an effort to better align the interests of the Director with the common shareholders of WFS, each non-employee Director is required to hold a minimum of the number of WFS shares or equity compensation grants exercisable for a number of shares that would be equivalent to three times their cash annual retainer as of the date the Director was initially elected to the Board. New directors will have a five year grace period in order to meet this expectation. Once the established minimum standard has been met, so long as the Director holds that number of shares or awards exercisable for such number of shares, there is no obligation to “top up” if the value of that position falls below three times the annual retainer.
Loans and Other Financial Transactions With Directors and Executive Management
WFS shall be prohibited from making any loans to any of its Directors or officers. For clarity, this prohibition is not meant to cover incidental instances where a Director or officer may be in a position requiring repayment of expenses or taxes in the normal course of business, or employee payroll deductions.
WFS has adopted an Anti-Hedging Policy that prohibits Executive Management and Directors from personally trading in WFS derivatives including hedging and monetization schemes involving WFS shares. Directors shall comply at all times with WFS's Anti-Hedging Policy.
Other Board Memberships
Unless approved by the Board Chair:

•	the CEO and his or her direct reports are prohibited from accepting directorships of another public company;

•	Directors will not sit on the Boards of more than four public companies;

•	three or more WFS Directors are prohibited from sitting on another public company’s board of directors together; and

•	The CEO and Board Chair will also not accept a position on the board of a company whose CEO is a WFS Director.
Annual Review of Charter
The NCG Committee shall annually review this Charter to ensure it is up to date, sufficient for assisting the Board in the exercise of its responsibilities, and consistent with the latest and best corporate governance practices.

42 | WESTPORT FUEL SYSTEMS INC. 2018 MANAGEMENT INFORMATION CIRCULAR